FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Year Ended March 31, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 7, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

Consolidated Financial Results for the Year Ended March 31, 2010

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, May 7, 2010—Mitsui & Co., Ltd. announced its consolidated financial results for the year ended March 31, 2010.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Masami Iijima

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division          TEL 81-3-3285-7533

1. Consolidated financial results (Unaudited)

(1)	Consolidated operating results information for the year ended March 31, 2010

		(Millions of yen)
		Years ended March 31,
		2010		2009
			%		%
Revenues	Millions of yen	4,096,445	(25.6)	5,504,789	(3.7)
Income before Income Taxes and Equity in Earnings from Continuing Operations	Millions of yen	126,040	(48.0)	242,178	(39.3)
Net Income attributable to Mitsui & Co., Ltd.	Millions of yen	149,719	(15.7)	177,607	(56.7)
Net Income attributable to Mitsui & Co., Ltd. per share, basic	Yen	82.12		97.59
Net Income attributable to Mitsui & Co., Ltd. per share, diluted	Yen	82.11		97.32
Net Income ratio to Mitsui & Co., Ltd shareholders’ equity	%	7.3		8.7

(*) Equity in Earnings of Associated Companies—Net for the years ended March 31, 2010 and 2009 were ¥131,473 million and ¥120,658 million, respectively.

Note:

1.	Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings from Continuing Operations and Net Income attributable to Mitsui & Co., Ltd. represent changes from the previous year.
2.	Effective April 1, 2009, the companies adopted Accounting Standards Codification (“ASC”) 810-10-65, “Consolidation—Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51”, which was formerly Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”. As a result of the adoption of this section, Net Income changes to Net Income attributable to Mitsui & Co., Ltd. Please refer to Page38, “3. Other” for the details.
3.	In accordance with ASC205-20, “Presentation of Financial Statements—Discontinued Operations,” which was formerly SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2009 relating to discontinued operations have been reclassified.

(2)	Consolidated financial position information

		March 31, 2010	March 31, 2009
Total assets	Millions of yen	8,368,984	8,364,243
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,230,128	1,881,663
Mitsui & Co., Ltd. shareholders’ equity ratio	%	26.6	22.5
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,222.11	1,033.22

(3) Consolidated cash flow information

		Years ended March 31,
		2010	2009
Operating activities	Millions of yen	632,360	582,666
Investing activities	Millions of yen	(180,093)	(290,892)
Financing activities	Millions of yen	(214,445)	(9,774)
Cash and cash equivalents at the end of year	Millions of yen	1,401,399	1,147,809

2. Dividend information

		Years ended March 31,		Year ending March 31, 2011 (Forecast)
		2010	2009
Interim dividend per share	Yen	7	25	18
Year-end dividend per share	Yen	11	—	18
Annual dividend per share	Yen	18	25	36
Annual dividend (total)	Millions of yen	32,860	45,530
Consolidated dividend payout ratio	%	21.9	25.6	20.5

Note:

The company has set the dividend payout ratio at 20% as a lower limit, reflecting consolidated financial results. The forecast dividend per share for the year ending March 31, 2011 is computed assuming forecast annual Net Income attributable to Mitsui & Co., Ltd. of ¥320 billion for the year ending March 31, 2011 and the number of shares issued as of March 31, 2010. (The forecast Net Income attributable to Mitsui & Co., Ltd. per share, basic for the year ending March 31, 2011 is calculated as ¥175.36.)

3. Forecast of consolidated operating results for the year ending March 31, 2011 (from April 1, 2010 to March 31, 2011)

		Year ending March 31, 2011
Net Income attributable to Mitsui & Co., Ltd.	Millions of yen	320,000
Net Income attributable to Mitsui & Co., Ltd. per share, basic	Yen	175.36

4. Others

(1)	Increase/decrease of important subsidiaries during the year : None

(2)	Number of shares :

	March 31, 2010	March 31, 2009
Number of shares of common stock issued, including treasury stock	1,829,153,527	1,824,928,240
Number of shares of treasury stock	4,331,644	3,770,220

	Year ended March 31, 2010	Year ended March 31, 2009
Average number of shares of common stock outstanding	1,823,240,339	1,820,017,577

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2010

1. Operating environment

Thus far the global recovery has been stronger than expected, but in many economies the strength of the rebound has been moderate given the severity of the recession. Supporting the recovery are: easing credit conditions; normalizing trade; rebounding capital flows; a turn in the inventory cycle; and, most importantly, growth-stimulating policies.

However, the prospects for growth vary substantially across and within regions. Many advanced economies are expected to undergo more subdued recoveries than most emerging and developing economies. The recovery is also projected to be strongest in Asia and weakest in emerging Europe.

Following bankruptcy of large automakers and deteriorating employment conditions in the first half of the fiscal year, a stimulus-led recovery is underway in the United States. Net exports made a modest contribution to growth as the rebound in global trade and recovery in partner economies boosted exports. Many are still grappling with unemployment or foreclosure, or both. Financial market strains have continued to ease, but credit conditions remain on the tight side.

Europe is coming out of recession at a slower pace than other regions. In developed Europe, recovery is projected to be gradual and uneven among Euro-area countries. The recovery has been moderate in Germany and France, where export growth is limited by external demand, investment is held back by excess capacity and credit constraints, and consumption is tempered by higher unemployment. Coming out more slowly from the recession are smaller Euro-area economies, where growth is constrained by large fiscal or current account imbalances. In the United Kingdom, the recovery has been moderate, with previous sterling depreciation bolstering net exports even as domestic demand remains subdued. In emerging Europe, growth prospects also vary widely.

Although the downturn in many Asian economies in late 2008 was steeper than expected, the recovery led by China and supported by strong policy stimulus came quickly and vigorously, with Japan a notable exception. Factors supporting the recovery are rapid normalization of trade greatly benefiting the export-oriented economies in the region, bottoming out of the inventory cycle resulting in boosting industrial production and exports, resumption of capital inflows into the region, and resilient domestic demand.

In Japan, many private consumption stimulus packages and increased exports have supported a tentative recovery, but spillovers to autonomous domestic demand have so far been limited as a result of several factors, including the reemergence of deflation, continued excess capacity, and a weak labor market. The Bank of Japan decided to further ease monetary conditions last December by introducing a new funds-supplying operation for supporting the economic recovery.

Following a collapse in the wake of the financial crisis, commodity prices bottomed out in early 2009 and staged a sharp rebound thereafter. With gradual resurgence of speculative fund flows into energy markets, oil prices (WTI) recovered to US$80 per barrel in October 2009, rebounding from US$36 per barrel in February 2009. Near-term commodity price prospects depend on the timing and strength of the global recovery. Global equity markets have recovered to pre-crisis level. The Nikkei Stock Average also recovered to ¥11,000 for the first time in 18 months. Together with real economic and financial activity, cross-border financial flows from advanced to emerging economies have picked up. The recovery of cross-border flows has come with the depreciation of the U.S. dollar against the currencies of commodity-exporting countries and emerging economies, which also have appreciated against the Japanese yen. Reflecting this, the U.S. dollar traded steadily at the ¥90 level against the Japanese yen.

As the global economy comes out of its deepest downturn since World War II, the prospects for growth vary substantially across and within regions. Even though a variety of risks have receded, we understand that the outlook for activity remains uncertain. The main concerns are that capacity for policy stimulus in many advanced countries has either been largely exhausted or is much more limited and that a poor hiring environment and low capital utilization rates are hurting the recovery.

We intend to enhance our business through the higher growth in emerging and commodity-exporting economies. On the other hand, we must pay close attention to the risk of an economic slowdown triggered by risks smoldering within advanced economies.

2. Summary of Financial Results for the Year Ended March 31, 2010

(1) Operating Results (Comparison between the year ended March 31, 2010 and 2009)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “we”) posted net income attributable to Mitsui & Co., Ltd. of ¥149.7 billion, a decline of ¥27.9 billion from ¥177.6 billion for the corresponding previous year. Major developments during the year were as follows:

•

Recent data suggest that the downturn in economic activity appears to be abating. However, the recovery is sluggish and uneven, and economic activity remains far below pre-crisis levels. In such an economic environment, lower unit sales volume and a sharp drop in the prices of almost all merchandise resulted in declines in gross profit compared to the corresponding previous year for almost all segments except Foods & Retail, which is relatively resilient even in difficult times, as well as Asia Pacific, which went through a phase of recovery ahead of other regions. In particular, the Energy Segment reported a drastic decline due to sharp drops in oil and coal prices, where prices of representative premium hard coking coal and thermal coal declined by 60% and 40% respectively. In addition, reflecting the settlements of some iron ore contracts with price reductions of 28.2% to 32.9% for fine ore and 44.5% for lump ore, Mineral & Metal Resources reported a sharp decline.

•

Impairment losses of ¥48.5 billion were recognized on securities including preferred shares in Japan Airlines Corporation and listed securities including Seven & i Holdings Co., Ltd. for the year ended March 31, 2010. Also, prolonged economic downturns in Europe and the U.S. caused ¥18.6 billion impairment losses on goodwill and fixed assets in the rolling stock leasing business in Europe and several businesses in the United States. In addition, we recognized impairment losses on investment in associated companies in equity in earnings, reflecting an other-than-temporary decline in the investment value.

•

For the year ended March 31, 2009, due to the global recession and sharp decline in equity markets, we recognized an aggregate loss on write-down of securities, impairment loss of long-lived assets, and impairment loss of goodwill of ¥173.5 billion. These impaired assets consisted of listed securities including Mitsui Chemicals, Inc., inventories in the domestic and overseas real estate business, and goodwill and long lived assets in the Americas Segment. In addition, reflecting declines in share prices of the listed associated companies, we recognized impairment losses in equity in earnings of approximately ¥68.0 billion including a loss of ¥28.0 billion for Sims Metal Management Limited (Australia).

•

In terms of net income attributable to Mitsui & Co., Ltd., due to a rebound effect of valuation losses recorded for the year ended March 31, 2009, Iron & Steel Products, Chemicals, Consumer Service & IT, Logistics & Financial Markets and Europe, the Middle East and Africa marked increases, while other segments recorded declines such as a decline of ¥69.5 billion in the Energy and ¥27.1 billion in the Mineral & Metal Resources.

Return-on-Equity for the year ended March 31, 2010 was 7.3%, a decline of 1.4 percentage points from 8.7% for the corresponding previous year.

(2) Financial Condition

Total assets as of March 31, 2010 were ¥8.4 trillion, level with those as of March 31, 2009.

Investments and plant, property and equipment (“PPE”) increased by ¥0.1 trillion with an increase in overseas investments and in PPE held by foreign subsidiaries due to depreciation of the Japanese yen against the Australian dollar and Brazilian real and a recovery in global stock markets. While cash and cash equivalents increased, current assets declined by ¥0.1 trillion due to a decrease in derivative assets, due to subdued commodity derivative trading volume. Total Mitsui & Co., Ltd. shareholders’ equity as of March 31, 2010 was ¥2.2 trillion, an increase of ¥0.3 trillion from ¥1.9 trillion as of March 31, 2009, reflecting an increase in retained earnings as well as the aforementioned depreciation of the Japanese yen against foreign currencies. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of March 31, 2010 was 0.92 times, an improvement of 0.42 point from 1.34 times as of March 31, 2009.

(*1) See “4. Financial Condition and Cash Flows” regarding “Net DER.”

(3) Cash flow statement

Net cash provided by operating activities for the year ended March 31, 2010 climbed to ¥632.4 billion. Net cash provided by operating activities was comprised of operating income of ¥144.5 billion, net changes in operating assets and liabilities of ¥285.7 billion, and dividends received of ¥149.3 billion including those from associated companies. Net cash used in investing activities for the year ended March 31, 2010 was ¥180.1 billion due mainly to other expansion-related expenditures for natural resources in the Mineral & Metal Resources and Energy segments. As a result, free cash flow (*1) for the year ended March 31, 2010 saw a net inflow of ¥452.3 billion.

(*1) Sum of net cash flow for operating activities and cash flow for investing activities

3. Results of Operations

(1) Analysis of consolidated income statements (Comparison between the year ended March 31, 2010 and 2009)

Gross Profit

Gross profit for the year ended March 31, 2010 was ¥702.0 billion, a decline of ¥297.3 billion from ¥999.3 billion for the corresponding previous year as a result of the following:

•

The Energy Segment reported a decline of ¥117.0 billion in gross profit. Due to a decline in both oil prices and equity production, Mitsui E&P Australia Pty Limited (Australia) and Mitsui Oil Exploration Co., Ltd. (Japan) reported declines of ¥33.0 billion and ¥27.8 billion, respectively. Other oil & gas production businesses also reported declines in gross profit due to lower oil prices. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a decline of ¥20.8 billion reflecting softening of coal prices.

•

The Mineral & Metal Resources Segment also reported a decline of ¥46.7 billion in gross profit. Reflecting lower iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported declines of ¥23.2 billion and ¥7.2 billion, respectively.

•

The Iron & Steel Products, Machinery & Infrastructure Projects, and Chemical segments reported declines of ¥18.2 billion, ¥15.7 billion and ¥14.3 billion, respectively. Sales volumes and margins declined due to the challenging macroeconomic and financing environment. The Foods & Retail Segment, which is relatively resilient even in difficult times, recorded an increase in gross profit.

•

The Consumer Service & IT Segment reported a decline of ¥21.7 billion in gross profit. Japanese consumer-related businesses activities in overall remained sluggish, due to the economic slowdown. In addition, the reclassification of T-GAIA Corporation (Japan), a mobile telecommunications business, from subsidiary to associated company resulted in a decline of ¥16.2 billion. The Logistics & Financial Markets Segment reported a decline of ¥30.8 billion due to a decline in energy-related commodity trading activities. The decline included a decline in gross profit corresponding to a decline of ¥6.7 billion in exchange losses recorded in other expenses-net.

•

The Americas and the Europe, the Middle East and Africa segments reported declines of ¥42.9 billion and ¥5.5 billion, respectively, reflecting the economic slowdown. The decline of the Americas Segment is mainly attributable to the poor performance of the Iron & Steel Products Segment due to weak demand.

•	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2010 were ¥546.2 billion, a decline of ¥52.6 billion from ¥598.8 billion for the corresponding previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

	Billions of Yen
	Personnel	Welfare	Travel	Entertainment	Communication
Year ended March 31, 2010	276.1	11.4	26.5	8.3	47.5
Year ended March 31, 2009	292.5	12.2	33.2	10.4	48.9
Change(*)	▲ 16.4	▲0.8	▲ 6.7	▲ 2.1	▲ 1.4

	Rent	Depreciation	Tax	Others	Total
Year ended March 31, 2010	21.7	15.6	9.9	129.2	546.2
Year ended March 31, 2009	20.4	15.5	9.8	155.9	598.8
Change(*)	1.3	0.1	0.1	▲ 26.7	▲ 52.6

(*)▲:	Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥276.1 billion, a decline of ¥16.4 billion from ¥292.5 billion for the corresponding previous year. This decline is mainly attributable to a decrease in performance-based bonuses and the reclassification of T-GAIA Corporation from subsidiary to associated company partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥26.5 billion, a decline of ¥6.7 billion from ¥33.2 billion for the corresponding previous year. This was due to cost control efforts and limits on business trips due to the H1N1 influenza pandemic.

•

Other expenses were ¥129.2 billion, a decline of ¥26.7 billion from ¥155.9 billion for the corresponding previous year. This decline is mainly attributable to the reclassification of T-GAIA Corporation from subsidiary to associated company.

The table below provides selling, general and administrative expenses broken down by operating segment.

	Billions of Yen
Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Year ended March 31, 2010	32.1	15.4	75.9	49.4	56.2	63.0	61.7	28.9
Year ended March 31, 2009	34.5	15.2	82.9	51.9	57.8	63.7	83.9	34.5
Change(*)	▲2.4	0.2	▲7.0	▲2.5	▲1.6	▲0.7	▲22.2	▲5.6

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Year ended March 31, 2010	63.4	19.6	25.3	490.9	5.0	50.3	546.2
Year ended March 31, 2009	72.8	24.0	27.4	548.6	5.9	44.3	598.8
Change(*)	▲9.4	▲4.4	▲2.1	▲57.7	▲0.9	6.0	▲52.6

(*)▲:	Decrease in selling, general and administrative expenses

•

All segments except Mineral & Metal Resources reported declines, including the Consumer Service & IT and Americas segments, which reported declines of ¥22.2 billion and ¥9.4 billion, respectively. The declines were due to a decline in performance-based bonuses and cost control efforts exercised on selling, general and administrative expenses, as well as the reclassification of T-GAIA Corporation from subsidiary to associated company, which resulted in a decline of ¥11.9 billion at the Consumer Service & IT Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the year ended March 31, 2010 was ¥11.2 billion, a decline of ¥6.8 billion from ¥18.0 billion for the corresponding previous year. Provisions for both periods represented increases in aggregate reserves for individual small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the year ended March 31, 2010 was ¥10.4 billion, a decline of ¥24.3 billion from ¥34.7 billion for the previous year. This was due to lower U.S. dollar and Japanese yen interest rates as well as a decrease in the principal amount of U.S. dollar-denominated borrowings due to the depreciation of U.S. dollar against the Japanese yen. A ¥7.1 billion increase in interest income from preferred shares issued by Valepar S.A. (Brazil) also contributed to the net decline. The following table provides the periodic average of 3 month Libor of the Japanese yen and the U.S. dollar for the year ended March 31, 2010 and 2009.

Periodic average of 3 month Libor (%p.a.)
	Year ended March 31,
	2010	2009
Japanese yen	0.36	0.85
U.S. dollar	0.41	2.36

Dividend Income

Dividend income for the year ended March 31, 2010 was ¥37.7 billion, a decline of ¥34.2 billion from ¥71.9 billion for the corresponding previous year.

Reflecting a sharp decline in oil-linked LNG prices due to a drop in oil prices, dividend income from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea was ¥22.0 billion, a decline of ¥26.9 billion from the corresponding previous year.

Gain on Sales of Securities

Gain on sales of securities for the year ended March 31, 2010 was ¥20.9 billion, a decline of ¥12.3 billion from ¥33.2 billion for the corresponding previous year. For the year ended March 31, 2010, a gain on the sale of United Petroleum Development Co., Ltd. (Japan) was recorded. For the corresponding previous year, gains of ¥11.9 billion on the sale of a trust beneficiary right held in the Shiodome Building and ¥4.0 billion on the sale of T-GAIA Corporation in the Consumer Service & IT Segment as well as a gain of ¥6.7 billion on the sale of holdings in Kyushu Oil Co., Ltd. in the Energy Segment were recorded.

Loss on Write-Downs of Securities

Loss on write-downs of securities for the year ended March 31, 2010 was ¥48.5 billion, an improvement of ¥68.8 billion from ¥117.3 billion for the corresponding previous year.

Following the bankruptcy of one of the largest investment banks in the United States in mid-September 2008, the Nikkei Stock Average plummeted to ¥7,054.98, its lowest since 1982, at the beginning of March 2009 and ended at ¥8,109.53 on March 31, 2009. In the year ended March 31, 2010, the Nikkei Stock Average gradually moved up, although erratically, as the global economy continued to recover, and ended at ¥11,089.94 on March 31, 2010. (The above mentioned stock prices are closing prices.)

•

A ¥20.0 billion impairment loss on preferred shares in Japan Airlines Corporation in the Machinery & Infrastructure Projects Segment and a ¥15.1 billion loss on listed shares in Seven & i Holdings Co., Ltd. in the Foods & Retail Segment were recorded for the year ended March 31, 2010.

•

An impairment loss of ¥79.3 billion on listed securities was recorded for the corresponding previous year. The impairment loss included losses of ¥18.0 billion on shares in Mitsui Chemicals, Inc. and ¥4.2 billion on shares in Ishihara Sangyo Kaisha LTD. in the Chemicals Segment, ¥9.6 billion on shares in Nippon Steel Corporation in the Iron & Steel Products Segment and ¥8.2 billion on shares in Yamaha Motors Co. Ltd. in the Machinery & Infrastructure Projects Segment.

•

The losses for the corresponding previous year included write-downs on non-listed shares, including ¥12.0 billion for Recruit Co., Ltd. (Japan) and ¥9.8 billion in the domestic office building development business in the Consumer Service & IT Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2010 was less than ¥0.1 billion, a decline of ¥3.6 billion from a gain of ¥3.6 billion for the corresponding previous year. For the year ended March 31, 2010, there were only miscellaneous small transactions. For the corresponding previous year, the sale of a lumber mill held by Portac Inc. (United States) in the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A. in the Europe, the Middle East and Africa Segment were recorded.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the year ended March 31, 2010 was ¥8.7 billion, a decline of ¥29.0 billion from ¥37.7 billion for the corresponding previous year. A prolonged downturn in railway freight transport in Europe resulted in impairment losses on intangible assets of ¥2.9 billion at Mitsui Rail Capital Europe B.V. (Netherlands) in the Machinery & Infrastructure Projects Segment. An impairment loss of ¥14.6 billion on property & equipment and mineral rights in the Vincent oil field in Australia in the Energy Segment, an impairment loss of ¥9.6 billion in the office building business in the U.K in the Europe, the Middle East and Africa Segment and an impairment loss of ¥2.8 billion on intangible assets at Steel Technologies Inc. (United States) in the Americas Segment were recorded for the corresponding previous year.

Impairment Loss of Goodwill

Impairment loss of goodwill for the year ended March 31, 2010 was ¥9.9 billion, a decline of ¥8.7 billion from ¥18.6 billion for the corresponding previous year. Losses of ¥3.1 billion at Mitsui Rail Capital Europe B.V. in the Machinery & Infrastructure Projects Segment and of ¥3.1 billion at AFC HoldCo, LLC (United States), an automotive retail finance subsidiary, and ¥2.9 billion at SunWize Technologies, Inc. (United States), a retailer and installer of photovoltaic systems, both in the Americas Segment were recorded. Losses of ¥6.4 billion at Steel Technologies Inc. and ¥4.1 billion at Mitsui Knowledge Industry Co., Ltd. (Japan) were recognized for the corresponding previous year.

Other Expenses—Net

Other expenses—net for the year ended March 31, 2010 were a income of ¥0.4 billion, an improvement of ¥41.2 billion from a loss of ¥40.8 billion for the corresponding previous year.

•

For the year ended March 31, 2010, Mitsui recorded foreign exchange losses of ¥11.8 billion including a loss of ¥6.9 billion on commodity trading activities in the Logistics & Financial Markets Segment, which corresponded to a related gross profit in the same segment. In addition, in the Energy Segment, Mitsui Oil Exploration Co., Ltd. recorded exploration expenses of ¥10.9 billion, while in the Mineral & Metal Resources Segment, Mitsui Raw Material Development Pty. Limited (Australia) reported a foreign exchange profit of ¥6.8 billion on borrowing denominated in U.S. dollars.

•

For the corresponding previous year, Mitsui recorded foreign exchange losses of ¥17.1 billion including a loss of ¥13.6 billion on commodity trading activities in the Logistics & Financial Markets Segment corresponding to a related gross profit in the same segment. In the Energy Segment, exploration expenses were recognized in the oil & gas businesses, among which exploration expenses of ¥6.3 billion were recorded at Mitsui E&P Australia Pty Limited. A liquidation cost of ¥3.7 billion of currency option transactions at Fertilizantes Mitsui S.A. Industria e Comercio (Brazil) was recorded in the Americas Segment and a foreign exchange translation loss of ¥3.6 billion related to borrowing denominated in the U.S. dollars at Mitsui Raw Material Development Pty. Limited was recorded in the Mineral & Metal Resources Segment.

Income Taxes

Income taxes for the year ended March 31, 2010 were ¥89.2 billion, a decline of ¥65.0 billion from ¥154.2 billion for the corresponding previous year (*1). This change was mainly attributable to declines in “income from continuing operations before income taxes and equity in earnings,” and a reversal of deferred tax liabilities related to dividends received from associated companies that amounted to approximately ¥25.0 billion (*2) for the year ended March 31, 2010. There was also a contribution from the valuation allowance of ¥20.8 billion for deferred tax assets recorded at Mitsui in the corresponding previous year after evaluating the recoverability of deferred tax assets based on revised tax laws in Japan that applied for the fiscal year ended March 31, 2010.

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the year ended March 31, 2010 was 70.8%, an increase of 7.1 percentage points from 63.7% for the corresponding previous year. The increase in the effective tax rate is attributable to an increase in the ratio of income tax effect recorded for equity in earnings against “income from continuing operations before income taxes and equity in earnings” despite the aforementioned valuation allowance for the deferred tax assets recorded for the corresponding previous year and reversal of deferred tax liabilities for the year ended March 31, 2010.

(*1)	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. Accordingly, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” is changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the corresponding previous year have been reclassified to conform to the current year presentation.

(*2)	We record deferred tax liabilities of 41%, which is the effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. When we receive dividends from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received in accordance with Japanese tax law. Since a major portion of dividends received is now treated as non-taxable under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥131.5 billion, an increase of ¥10.8 billion from ¥120.7 billion for the corresponding previous year(*1) as a result of the following:

•

Declines of ¥39.5 billion at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), mainly due to a sharp drop in nickel and copper prices and declines in prices and shipments of iron ore, and of ¥17.4 billion at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting a decline in iron ore prices, were recorded. Among the oil & gas businesses, Japan Australia LNG (MIMI) Pty. Ltd. (Australia) reported a decline in earnings due to a fall in oil prices. On the other hand, JA Mitsui Leasing, Ltd.(Japan) reported an increase of ¥14.0 billion due to a decrease in provisions for doubtful receivables. Ventura Foods, LLC (United States), an edible oil and foods company, reported an increase of ¥5.2 billion reflecting lower ingredient oil costs.

•

Reflecting an other-than-temporary decline in the investment value of SUMIC Nickel Netherlands B.V. (Netherlands), an investment in nickel business in New Caledonia, an impairment loss of ¥8.3 billion was recorded. Due to a decline in share prices, a ¥7.9 billion impairment loss on investment in Nihon Unisys, Ltd. (Japan) and a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. (Japan) were also recorded. In the corresponding previous year, a decline in earnings was recorded due to impairment losses of approximately ¥68.0 billion in total, including a loss of ¥30.7 billion for Sims Metal Management Ltd. and a loss of ¥10.5 billion for Penske Automotive Group, Inc. (United States) reflecting other-than-temporary declines in the share prices of the listed associated companies.

•

Overseas power production businesses reported an increase of ¥11.2 billion in earnings due mainly to mark-to-market valuation gains on long-term power derivative contracts and improvement of UK power producing operation rates.

(*1)	See note (*1) in the “Income Taxes” section above.

Income (Loss) from Discontinued Operations

Income (loss) from discontinued operations for the year ended March 31, 2010 was a loss of ¥0.8 billion, a decline of ¥4.8 billion from an income of ¥4.0 billion for the corresponding previous year. The primary component of discontinued operations for the year ended March 31, 2010 was the entire oil and gas interest in the Gulf of Mexico divested by MitEnergy Upsteam LLC (United States). Income (loss) from discontinued operations of MitEnergy Upstream LLC was a loss of ¥1.0 billion for the year ended March 31, 2010 and an income of ¥4.3 billion for the corresponding previous year.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the year ended March 31, 2010 was ¥167.5 billion, a decline of ¥45.2 billion from ¥212.7 billion for the corresponding previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the year ended March 31, 2010 was ¥17.8 billion, a decline of ¥17.3 billion from ¥35.1 billion for the corresponding previous year. Mitsui Oil Exploration Co., Ltd. reported a decline in net income attributable to noncontrolling interests due to a decline in net income before attribution of noncontrolling interests. The decline at Mitsui Oil Exploration Co., Ltd. included third party share of exploration expenses posted in other expenses—net.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the year ended March 31, 2010 was ¥149.7 billion, a decline of ¥27.9 billion from ¥177.6 billion for the corresponding previous year.

(2) Operating Results by Operating Segment

Mitsui & Co. Financial Services (Australia) Pty Ltd was previously included in the Asia Pacific Segment, but was transferred to the All Other Segment in the three-month period ended September 30, 2009. The operating segment information for the year ended March 31, 2009 has been restated to conform to the current year presentation.

Iron & Steel Products Segment

Gross profit for the year ended March 31, 2010 was ¥34.0 billion, a substantial decline of ¥18.2 billion from ¥52.2 billion for the corresponding previous year.

•      Earnings in the steel pipe and heavy plate business declined sharply driven by a sharp drop in the prices of heavy steel plate, mainly for shipbuilding, as well as weak demand. Gross profit at Regency Steel Asia Pte Ltd. (Singapore) increased compared to the year ended March 31, 2009 due to a rebound effect of a valuation loss on inventories recorded for the year ended March 31, 2009 although both sales volume and prices declined for the year ended March 31, 2010.

•      The steel sheet business also recorded a decline in earnings. Demand has started to recover gradually with the inventory adjustment cycle coming to an end, but prices have stayed low.

•      Sluggish Japanese domestic sales of steel products, especially for the construction sector, which is triggering a decline in domestic steel product prices, resulted in a considerable decline in earnings. Gross profit at Mitsui & Co. Steel Ltd. (Japan) declined by ¥5.1 billion from the year ended March 31, 2009.

Operating income for the year ended March 31, 2010 was ¥1.2 billion, a decline of ¥16.2 billion from ¥17.4 billion for the corresponding previous year, reflecting the decrease in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥4.5 billion, an increase of ¥7.1 billion from a loss of ¥2.6 billion for the year ended March 31, 2009. This increase is mainly attributable to a rebound effect of an impairment loss of ¥5.8 billion on the listed shares in Nippon Steel Trading Co., Ltd recorded in the year ended March 31, 2009.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31,2010 was ¥3.2 billion, an increase of ¥8.0 billion from a net loss of ¥4.8 billion for the corresponding previous year. Other than the above-mentioned factors, this segment recorded impairment losses of ¥13.3 billion on listed securities, including a ¥9.6 billion impairment loss on shares of Nippon Steel Corporation for the year ended March 31, 2009.

Mineral & Metal Resources Segment

Gross profit for the year ended March 31, 2010 was ¥72.5 billion, a decline of ¥46.7 billion from ¥119.2 billion for the corresponding previous year. The main factor contributing to the decline was the softening of prices of iron ore. Iron ore annual contract prices for the year ended March 31, 2010 declined substantially from the previous year’s level reflecting weaker demand for iron ore as a result of a decline in global steel production due to the global economic slowdown triggered by the financial crisis.

Settlements between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009 resulted in price declines of 32.9% for iron ore fines and 44.5% for iron ore lump. A Brazilian iron ore supplier subsequently settled with Japan, Korea and major European customers for fines and lump with respective price decreases of 28.2% and 44.5% between June and July 2009. Negotiation of iron ore prices under annual contracts for China, the world largest consumer of iron ore, was not settled for the year ended March 31, 2010 but the prices at same level as the prices applicable for customers other than China were used for annual contracts while spot contracts gained more share in China compared with the previous year.

Consequently, declines in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥23.2 billion and ¥7.2 billion, respectively. Furthermore, decreases in prices of steel raw materials, such as scrap metal and ferrous alloys, along with a ¥3.9 billion loss (*1) on copper derivative contracts intended to reduce exposure to fluctuating copper price movements at copper mining operations, also contributed to the decline in gross profit.

Operating income for the year ended March 31, 2010 was ¥56.8 billion, a decline of ¥47.7 billion from ¥104.5 billion for the corresponding previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥35.3 billion, a decline of ¥37.0 billion from ¥72.3 billion for the corresponding previous year. Major factors were as follows:

•

Valepar S.A. posted earnings of ¥10.0 billion, a decline of ¥39.5 billion from ¥49.5 billion for the corresponding previous year, reflecting a reduction in earnings at Vale mainly due to the decline in iron ore prices and shipped volume, a drop in nickel and copper prices and an increase in interest expense for preferred shares. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

•

Earnings at Robe River Mining Company were ¥15.0 billion, a decline of ¥17.4 billion from ¥32.4 billion for the corresponding previous year, reflecting the decline in iron ore prices although sales volume increased.

•

Sims Metal Management Ltd. recorded a loss of ¥0.5 billion, an improvement of ¥26.8 billion from a loss of ¥27.3 billion for the corresponding previous year. This improvement is mainly attributable to a rebound effect of an impairment loss of ¥30.7 billion on the listed shares in Sims Metal Management Ltd. recorded for the year ended March 31, 2009.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥16.6 billion, an increase of ¥2.0 billion from ¥14.6 billion for the corresponding previous year. Revaluation gains on provisionally priced copper sales, which remain subject to final pricing, were recorded in the year ended March 31, 2010, and revaluation losses were recorded in the year ended March 31, 2009. These gains and losses were main factors to contribute to an increases of earnings (*1) although copper prices for the year ended March 31, 2010 were lower than copper prices for the year ended March 31, 2009. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui & Co., Ltd.

•	Reflecting an other-than-temporary decline in the investment value of SUMIC Nickel Netherlands B.V., this segment recorded an impairment loss of ¥8.3 billion.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥62.9 billion, a substantial decline of ¥27.1 billion from ¥90.0 billion for the corresponding previous year. In addition to the above factors, the following contributed to the earnings for the period:

•	A decline of ¥6.9 billion in interest expense, net of interest income, was posted mainly due to an increase in interest income for preferred shares of Valepar S.A. by ¥7.1 billion.

•

Other expenses—net included a foreign exchange profit of ¥6.8 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited as well as foreign exchange losses of ¥3.0 billion at Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. A foreign exchange loss of ¥3.6 billion was recorded at Mitsui Raw Materials Development Pty. Limited for the year ended March 31, 2009.

•

Reversal of deferred tax liabilities accounted for approximately ¥12.0 billion in the undistributed retained earnings of associated companies, including Valepar S.A. and Robe River Mining Company, was recorded at the time we received dividend income from associated companies for the year ended March 31, 2010.

(*1)	Mitsui entered into copper derivative contracts in an attempt to ease the effect of copper price variations on Collahuasi’s equity in earnings, and the Mineral & Metal Resources Segment ended up recording a loss for the year ended March 31, 2010 due to the recovery in copper prices, which partially offset Collahuasi’s recorded profit.

(*2)	Collahuasi’s copper concentrate and cathodes sales are provisionally priced at the time of shipment and the provisional prices are finalized in contractually specified future period (generally one to four months from the shipment date) primarily based on quoted London Metal Exchange (LME) prices. The provisionally priced sales in any yearly period, which remain subject to final pricing, are revaluated at the year-end forward prices at the end of each year and final adjustments are made in the following year when final prices are fixed.

Machinery & Infrastructure Projects Segment

Gross profit for the year ended March 31, 2010 was ¥90.6 billion, a decline of ¥15.7 billion from ¥106.3 billion for the corresponding previous year.

•

Although Atlatec Holdings, S.A. de C.V. (Mexico), a water and wastewater treatment engineering, and construction company, showed solid performance, the Infrastructure Projects Business Unit reported a decline of ¥3.6 billion in gross profit. In addition to weaker operations caused by lower demand at rolling stock leasing subsidiaries in the United States and Europe, overseas plant business overall remained subdued.

•

Although the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) continued to show solid performance, the Motor Vehicles Business Unit reported a decline of ¥9.0 billion in gross profit. In addition to the restructuring of automotive business operations in Europe, import and sales transactions at automotive-related and construction machinery-related subsidiaries in the Americas and Europe as well as export transactions at Mitsui remained subdued due to the continued sluggish demand.

•

The Marine & Aerospace Business Unit reported a decline of ¥3.1 billion in gross profit. Demand for bulk freighters rebounded slightly but remained far below pre-crisis levels and difficult market conditions compared to the corresponding previous year affected operation and chartering of vessels and the trading of used vessels.

Operating income for the year ended March 31, 2010 was ¥10.7 billion, a decline of ¥5.3 billion from ¥16.0 billion for the corresponding previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses in the Motor Vehicles and the Infrastructure Projects business units.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥38.3 billion, an increase of ¥16.9 billion from ¥21.4 billion for the corresponding previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥27.7 billion in total, an increase of ¥10.7 billion from ¥17.0 billion for the corresponding previous year. In addition to the improvement of UK power producing operation rates, UK and Australian power production operations recorded a ¥7.5 billion mark-to-market valuation gain on long-term power derivative contracts that were entered into as an economic hedge, an increase of ¥7.0 billion from ¥0.5 billion for the corresponding previous year.

•

The Motor Vehicles Business Unit reported an increase of ¥10.8 billion compared to the corresponding previous year due to a loss related to write-down of securities, including a ¥8.4 billion (this segment’s portion) impairment loss on shares in Penske Automotive Group, Inc. and a ¥2.1 billion impairment loss on shares in ASAHI TECH CORPORATION (Japan) recorded for the corresponding previous year.

•

The Marine & Aerospace Business Unit reported a decline of ¥7.9 billion compared to the corresponding previous year. The main cause of the decline was an impairment loss of ¥3.9 billion on its holdings of an associated company chartering LNG vessels due to a depressed market. In addition, there was a reversal due to a gain on sales of used vessels recorded in the corresponding previous year.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥19.3 billion, a decline of ¥2.5 billion from ¥21.8 billion for the corresponding previous year. In addition to the above-mentioned factors, there were the following factors:

•	The Marine & Aerospace Business Unit recorded a loss of ¥20.0 billion on write-downs of its entire investment in the preferred shares of Japan Airlines Corporation.

•

In the corresponding previous year, the Motor Vehicles Business Unit recorded a ¥8.2 billion impairment loss on shares in Yamaha Motor Co., Ltd. The Business Unit also posted a positive tax effect of ¥6.9 billion in income taxes, which included not only tax effect on the impairment loss of ¥8.2 billion on shares in Yamaha Motor Co., Ltd. in the then-current year but also a reversal of valuation allowance set for deferred tax asset for the impairment loss of ¥8.6 billion on the same securities in the year ended March 31, 2008.

•

A prolonged downturn in railway freight transport in Europe caused impairment losses on intangible assets and goodwill of ¥2.9 billion and ¥3.1 billion, respectively, at Mitsui Rail Capital Europe B.V.

•	This segment recorded a reversal of deferred tax liabilities on undistributed earnings of associated companies amounting to approximately ¥5.0 billion when those earnings were distributed to Mitsui.

Chemicals Segment

Gross profit for the year ended March 31, 2010 was ¥65.7 billion, a decline of ¥14.3 billion from ¥80.0 billion for the corresponding previous year. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported an increase of ¥2.4 billion in gross profit. While a part of trading activities for basic petrochemicals of upstream products underperformed, intermediate products such as phenol showed stable performance due to increases in both price and sales volume mainly in China. Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase in gross profit due to increases in both prices and sales volume.

•

The Performance Chemicals Business Unit reported a significant decline of ¥16.7 billion in gross profit. Both price and demand recovered slightly but remained far below pre-crisis levels. P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded a decline of ¥6.8 billion in gross profit due to weak prices of ammonia compared to the corresponding previous year. Dampened demand for fertilizer raw materials also resulted in a decline in earnings. In addition, electronic materials for LCD module, plastics and functional materials for the automotive and electronics industries, and plant-made detergent raw materials and surfactants contributed to the decline in gross profit due to the economic turmoil.

Operating income for the year ended March 31, 2010 was ¥14.9 billion, a decline of ¥9.3 billion from ¥24.2 billion for the previous year. The decline in gross profit was partly offset with a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥2.7 billion, a decline of ¥0.5 billion from ¥3.2 billion for the previous year. This was mainly due to a decline of a ¥4.4 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture that has a different fiscal year end, while the segment recorded an equity in loss reflecting impairments on Japanese listed shares for the corresponding previous year.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥11.9 billion, an increase of ¥22.1 billion from a net loss of ¥10.2 billion for the corresponding previous year. This was mainly due to an impairment loss of ¥30.0 billion on write-downs of securities, including a ¥18.0 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥4.2 billion impairment loss on shares of Ishihara Sangyo Kaisha LTD. recorded in the corresponding previous year.

Energy Segment

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery and a gradual resurgence of speculative fund flows into energy markets due to stabilizing financial markets and various policy measures, oil prices (WTI) recovered to US$80 per barrel in October 2009, rebounding from US$36 per barrel in February 2009, and thereafter traded robustly. Accordingly, Japan Crude Cocktail (JCC) rebounded from US$47.42 per barrel in April 2009 to US$76.43 per barrel in March 2010.

The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the year ended March 31, 2010 and 2009 were US$62 per barrel and US$101 per barrel, respectively.

Gross profit for the year ended March 31, 2010 was ¥155.0 billion, a decline of ¥117.0 billion from ¥272.0 billion for the corresponding previous year primarily due to the following:

•

Due to declines in oil prices and production, Mitsui E&P Australia Pty Limited, Mitsui Oil Exploration Co., Ltd. and MitEnergy Upstream LLC (*1) reported declines of ¥33.0 billion, ¥27.8 billion and ¥12.8 billion, respectively. Due to a decline in oil prices, Mitsui E&P Middle East B.V. (Netherlands) reported a decline of ¥21.0 billion.

•

The price for typical Australian premium hard coking coal for the year ended March 31, 2010 was quoted as US$128 per ton FOB, which is approximately 60% lower than the price for the year ended March 31, 2009. At the same time thermal coal prices declined by around 40%. For the year ended March 31,2010, gross profit at Mitsui Coal Holdings Pty. Ltd. declined by ¥20.8 billion, reflecting lower coal prices. Meantime, coal production for the year ended March 31, 2010 slightly increased compared to the corresponding previous year.

•

Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan) recorded an increase of ¥6.3 billion in gross profit while a valuation loss on inventories, resulting from a decline in market prices, was recognized in the previous year.

Operating income for the year ended March 31, 2010 was ¥98.5 billion, a decline of ¥115.6 billion from ¥214.1 billion for the previous year.

Equity in earnings of associated companies for the year ended March 31,2010 was ¥35.3 billion, a decline of ¥10.5 billion from ¥45.8 billion for the previous year. A decline at Japan Australia LNG (MIMI) PTY. Ltd. was due to a net effect of lower LNG prices linked to oil prices which more than offset higher production volumes resulting from the completion of an expansion project in September 2008.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥83.8 billion, a decline of ¥69.5 billion from ¥153.3 billion for the previous year. In addition to the above-mentioned developments, there were also the following factors:

•	Interest expenses decreased by ¥5.5 billion, due mainly to lower US interest rates applied for funding for the Sakhalin II project.

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥22.0 billion, a decline of ¥26.9 billion from the corresponding previous year.

•

Gain on sales of securities increased by ¥1.8 billion compared to the corresponding previous year. This segment recorded a gain on sale of its holdings in United Petroleum Development Co., Ltd. in the year ended March 31, 2010 while it recorded a gain of ¥6.7 billion on the sale of its holdings in Kyushu Oil Co., Ltd in the corresponding previous year.

•

This segment recorded a ¥14.6 billion impairment loss on property & equipment and mineral rights in the Vincent oil field in Australia held by Mitsui E&P (Australia) Pty Ltd. due to a decline in oil prices for the corresponding previous year.

•

Other expenses-net improved by ¥9.6 billion due to increased foreign exchange profit and salvage expenses of ¥4.5 billion for the Gulf of Mexico oil production facility held by MitEnergy Upstream LLC (*1) that was destroyed by a hurricane in the corresponding previous year. Major exploration expenses for the year ended March 31,2010 were recorded at Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited of ¥10.9 billion and ¥3.5 billion, respectively, while exploration expenses were recorded at Mitsui E&P Australia Pty Limited, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Mozambique Area 1 (United Kingdom) of ¥6.3 billion, ¥3.6 billion and ¥2.7 billion, respectively, for the corresponding previous year.

•

Net income attributable to noncontrolling interests decreased by ¥20.3 billion due to a decline in net income before attribution of noncontrolling interests at many subsidiaries. The principal reason was the decline in gross profit and the increase in exploration expenses at Mitsui Oil Exploration Co., Ltd.

(*1)	In the consolidated statements of income, net income of MitEnergy Upstream LLC for the year ended March 31, 2010 and 2009 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company are presented and discussed according to each line item of the consolidated statements of income.

On April 20, 2010, a third party semi-submersible drilling rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a fire incident, which sank the drilling rig and resulted in leakage of hydrocarbons from the well. MOEX Offshore 2007 LLC, a 100% subsidiary of MOEX USA Corporation, has a 10% working interest in the Mississippi Canyon 252 block as a non-operator. MOEX USA Corporation is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. in which Mitsui & Co., Ltd. has a 69.91% equity interest. We are unable, as at May 7, 2010, to determine the cause of the incident, and the impact, if any, that the incident will have on our future operating results, financial position or cash flows.

Foods & Retail Segment

Gross profit for the year ended March 31, 2010 was ¥83.6 billion, an increase of ¥1.2 billion from ¥82.4 billion for the corresponding previous year.

This segment demonstrated solid performance even with weak consumer demand and deflation.

•

As for the food resources and materials businesses, the fruit juice business reported an increase in gross profit from price increases. On the other hand, maize transactions reported a decline in gross profit due to a decline in market prices.

•	MITSUI FOODS CO., LTD. (Japan) recorded an increase in gross profit due to an increase of sales and improved profitability.

•

Mitsui Norin Co., Ltd. (Japan) reported an increase in gross profit reflecting the firm performance of the household tea business, in addition to the marketing efforts and the improvement of production costs in spite of a weak food-service market for the beverage raw materials business and the wholesale tea business.

Operating income for the year ended March 31, 2010 was ¥20.4 billion, an increase of ¥1.4 billion from ¥19.0 billion for the corresponding previous year.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥7.8 billion, an increase of ¥13.7 billion from ¥5.9 billion loss for the corresponding previous year. Ventura Foods, LLC, in which this segment invested through Wilsey Foods, Inc. (United States), reported an increase of ¥5.2 billion reflecting lower ingredient oil costs. This segment recorded an impairment loss of ¥8.2 billion on shares in MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan) for the year ended March 31, 2009, reflecting the sharp decline in the equity market in Japan.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥0.8 billion, a decline of ¥2.3 billion from net income of ¥1.5 billion for the corresponding previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd. reflecting a decline in the share price for the year ended March 31, 2010. A valuation allowance was set up against deferred tax assets established for the impairment of Seven & i Holdings Co., Ltd. (*1). This segment recorded a loss of ¥3.6 billion on write-down of securities, mainly listed securities, for the year ended March 31, 2009.

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the value of security price is other-than-temporary. For example, a decline of 30% or more in the fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those securities determined to have an other-than-temporary impairment, a decline of less than 50% in the fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for currently nondeductible impairment losses and sets up valuation allowances unless they are considered recoverable on reasonable grounds.

Consumer Service & IT Segment

Gross profit for the year ended March 31, 2010 was ¥52.0 billion, a decline of ¥21.7 billion from ¥73.7 billion for the corresponding previous year. The Consumer Service Business Unit recorded a decline due to a withdrawal from certain consumer goods businesses and a decline of ¥3.6 billion in the fashion business due to dampened consumer spending; while it recorded an increase of ¥5.6 billion in the real estate business due to a rebound effect of a loss of ¥6.1 billion for the corresponding previous year. In the IT Business Unit, in addition to a decline of ¥16.2 billion in gross profit due to the merger of T-GAIA Corporation with MS Communications Co., Ltd., the ICT-related and electronics-related businesses recorded declines of ¥4.9 billion and of ¥2.2 billion, respectively.

This segment recorded a ¥8.8 billion operating loss for the year ended March 31, 2010, an improvement of ¥4.0 billion from the operating loss of ¥12.8 billion for the corresponding previous year. The reclassification of T-GAIA Corporation from subsidiary to associated company resulted in a decline of ¥11.9 billion in selling, general and administrative expenses, which partially offset the decline in gross profit. The withdrawal from certain consumer goods business also contributed to the decline in selling, general and administrative expenses.

Equity in losses of associated companies for the year ended March 31, 2010 was ¥6.2 billion, a decline of ¥9.8 billion from ¥3.6 billion earnings for the corresponding previous year. This segment recorded a ¥7.9 billion impairment loss on shares in Nihon Unisys, Ltd. and a ¥7.3 billion impairment loss on shares in Moshi Moshi Hotline, Inc., reflecting the decline in share price for the year ended March 31, 2010 (*1).

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥9.8 billion, an improvement of ¥21.6 billion from net loss of ¥31.4 billion for the corresponding previous year. Other than the above mentioned factors, there were the following factors:

•

This segment reported a gain of ¥11.9 billion on the sale of a trust beneficiary right held in the Shiodome Building and a gain of ¥4.0 billion on sales of shares in T-GAIA Corporation through its share buy-back program and the merger transaction with MS Communications Co., Ltd. for the year ended March 31, 2009.

•

For the year ended March 31, 2009, this segment recorded a loss of ¥35.2 billion on write-down of securities, including an impairment loss of ¥12.0 billion on shares in Recruit Co., Ltd. and a loss of ¥9.8 billion on our equity share in office building development business in Japan as well as a loss of ¥3.1 billion on listed shares in Tokyo Broadcasting System, Inc. This segment recorded a loss of ¥3.2 billion on write-down of miscellaneous securities for the year ended March 31, 2010.

•	This segment reported an impairment loss of ¥4.1 billion on goodwill reflecting a decline in the share price of Mitsui Knowledge Industry Co., Ltd. for the year ended March 31, 2009.

•

This segment recorded a reversal of deferred tax liabilities for undistributed retained earnings of associated companies amounting to approximately ¥3.0 billion when we received dividend income from associated companies for the year ended March 31, 2010.

(*1)	Mitsui records an impairment loss on a marketable security of an associated company if a decline in the value of the security is other-than-temporary. For example, market declines for a period of nine or more consecutive months leads to the conclusion that the security has an other-than-temporary decline. This impairment loss was recognized as the fair value decline was observed for more than nine consecutive months.

Logistics & Financial Markets Segment

Gross profit was ¥31.3 billion, a decline of ¥30.8 billion from ¥62.1 billion for the previous year. As the outlook for the global economic and financial situation improved due to economic stimulus policies across advanced and many emerging economies, commodity prices staged a comeback from lows reached earlier this year. Although world trade is beginning to pick up, it remains well below its peaks. Trading in energy derivatives also continues to face a tough environment. Profits corresponding to foreign exchange losses of ¥6.9 billion and of ¥13.6 billion related to the commodity trading business posted in other expenses-net were included in gross profit for the year ended March 31, 2010 and for the corresponding previous year, respectively.

Operating income for the year ended March 31, 2010 was ¥1.5 billion, a decline of ¥22.3 billion from ¥23.8 billion for the corresponding previous year. Improvements in selling, general and administrative expenses related to a decrease in performance-based bonuses partially offset the decline in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥5.1 billion, a ¥21.7 billion improvement from a loss of ¥16.6 billion for the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥14.0 billion in earnings due to a decrease in provisions for doubtful receivables. This segment recorded equity in loss of ¥4.9 billion from investment in a partnership, NPF-Harmony, for the previous year.

Accordingly, net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥0.8 billion, a ¥13.7 billion improvement from net loss of ¥14.5 billion for the corresponding previous year,. Besides the above-mentioned factors, there were also the following factors:

•	This segment reported a loss of ¥8.0 billion on write-downs of securities due to a decline in listed share prices for the year ended March 31, 2009.

•

Foreign exchange losses of ¥6.9 billion and of ¥13.6 billion related to the commodity trading business were posted in other expense-net for the year ended March 31, 2010 and for the corresponding previous year, respectively.

Americas Segment

Gross profit for the year ended March 31, 2010 was ¥73.1 billion, a decline of ¥42.9 billion from ¥116.0 billion for the corresponding previous year.

•

As a result of plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs, Champions Pipe & Supply, Inc. (United States) recorded a decline of ¥14.4 billion in gross profit suffering from declines in product prices as well as revaluation losses on inventories.

•

Despite the fact that some signs of recovery have been seen recently in the motor vehicle, home electrical appliance and air-conditioning equipment sectors, Steel Technologies Inc. reported a decline of ¥4.9 billion in gross profit due to decreases in prices and sales volume, especially in the motor vehicle sector, reflecting a severe macroeconomic and financing environment under which two major U.S. automotive companies filed for Chapter 11 bankruptcy protection.

•

Westport Petroleum, Inc. (United States) reported a decline of ¥14.2 billion due to an increase in charter fees for tankers and rental costs for oil tanks and a reduction in trading transactions and margins reflecting decreased demand for petroleum products.

•	Weak demand for fertilizer products resulted in declines in gross profits at Mitsui Agro Business S.A. (Chile) and Fertilizantes Mitsui S.A. Industria e Comercio.

•

Novus International, Inc. (United States) succeeded in maintaining gross profit at the same high level of the corresponding previous year with reductions in raw materials and logistics costs as well as increases in sales volume without sacrificing margins; this partially offset a marginal decline in sales prices.

•

Reflecting the slowdown of the overall economy, Ellison Technologies Inc. (United States), a machine tools distribution company, reported a decline in gross profit. Mitsui & Co. (U.S.A.), Inc. also reported a decline in gross profit, especially in the chemical and consumer service areas.

•

Mitsui Real Estate LLC. (United States), which recorded a loss of ¥2.5 billion on the write-down of residential home inventories for the corresponding previous year, increased gross profit by ¥3.1 billion, recording a far lower write-down of inventories, reflecting a recovery in the residential home market in southern California, the main market of Mitsui Real Estate LLC.

Operating income for the year ended March 31, 2010 was ¥5.4 billion, a decline of ¥33.6 billion from ¥39.0 billion for the corresponding previous year. Selling, general and administrative expenses, especially personnel expenses and travel expenses, at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries declined.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥3.4 billion, an increase of ¥6.6 billion from equity in losses of ¥3.2 billion for the corresponding previous year. A reversal effect of equity in losses was recorded in the corresponding previous year. This segment recorded equity in losses of ¥2.1 billion for Penske Automotive Group, Inc. (this segment’s portion), reflecting an other-than-temporary decline in its share price, and equity in losses for associated companies in the steel products and medical health care businesses for the corresponding previous year:

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥9.6 billion, a decline of ¥2.5 billion from net loss of ¥7.1 billion for the corresponding previous year. In addition to the above factors, the following factors contributed to the decline.

•	Interest expenses, net of interest income, decreased by ¥6.2 billion mainly at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•

Due to the prolonged economic slowdown, this segment recorded a ¥6.8 billion impairment loss of goodwill, including losses at AFC HoldCo, LLC, an automotive retail finance company, and SunWize Technologies, Inc., a distributor of photovoltaic systems, amounting to ¥3.1 billion and ¥2.9 billion, respectively. For the corresponding previous year, this segment recorded a ¥13.6 billion impairment loss of goodwill, mainly attributable to a ¥6.4 billion impairment loss of goodwill at Steel Technologies Inc. as well as other impairment losses of goodwill at other Mitsui & Co. (U.S.A.), Inc. subsidiaries, and a ¥3.1 billion impairment loss of long-lived assets, also mainly attributable to Steel Technologies Inc., reflecting a severe contraction in demand triggered by the financial crisis.

•

Fertilizantes Mitsui S.A.Industria e Comercio recorded a restructuring cost for downsizing the business while it recorded a ¥3.7 billion liquidation loss of currency options in other expenses-net for the corresponding previous year.

Europe, the Middle East and Africa Segment

Gross profit for the year ended March 31, 2010 was ¥16.7 billion, a decline of ¥5.5 billion from ¥22.2 billion for the corresponding previous year, reflecting sluggish demand in the chemical and steel products businesses.

This segment recorded a ¥4.0 billion operating loss for the year ended March 31, 2010, a further deterioration of ¥2.1 billion from a loss of ¥1.9 billion for the corresponding previous year. A decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Equity in earnings for the year ended March 31, 2010 was ¥1.2 billion, an increase of ¥0.6 billion from ¥0.6 billion for the corresponding previous year.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥3.8 billion, an improvement of ¥7.7 billion from a net loss of ¥11.5 billion for the corresponding previous year. This improvement is mainly attributable to a rebound effect of an impairment loss of ¥9.6 billion on long-lived assets in MBK Real Estate Europe Ltd (United Kingdom) recorded for the year ended March 31, 2009 which partially offset by a gain from the sale of an office building previously held by Mitsui & Co. France S.A.S. This segment recorded impairment losses on intangible assets and goodwill in the segment’s minority interest in Mitsui Rail Capital Europe B.V. for the year ended March 31, 2010.

Asia Pacific Segment

Gross profit for the year ended March 31, 2010 was ¥27.9 billion, an increase of ¥1.3 billion from ¥26.6 billion for the corresponding previous year. Chemical and iron & steel products markets gradually recovered in the six-month period ended March 31, 2010 and the decline in gross profit for the six-month period ended September 30, 2009 was more than offset.

Operating income for the year ended March 31, 2010 was ¥2.9 billion, an increase of ¥4.4 billion from a ¥1.5 billion loss for the corresponding previous year. A decline in selling, general and administrative expenses, such as personnel expenses, was also reported.

Equity in earnings for the year ended March 31, 2010 was ¥3.8 billion, an increase of ¥2.1 billion from ¥1.7 billion for the corresponding previous year. A water and wastewater treatment business showed solid performance.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥25.7 billion, a decline of ¥4.2 billion from ¥29.9 billion for the corresponding previous year. The main cause of the decline in net income was attributable to a decline in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

4. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2010 were ¥8,369.0 billion, a slight increase of ¥4.8 billion from ¥8,364.2 billion as of March 31, 2009.

Total current assets as of March 31, 2010 were ¥4,261.1 billion, a decline of ¥158.0 billion from ¥4,419.1 billion as of March 31, 2009.

While cash and cash equivalents increased by ¥253.6 billion, the increase was more than offset by declines of ¥284.1 billion in total in derivative assets and other current assets as commodity derivatives trading at the Financial Market Business Unit remained subdued. Trade receivables and inventories also declined by ¥130.3 billion in total reflecting a reduction of sales volume and a continued drop in the prices of certain steel products in the Iron & Steel Products Segment, while trade receivables increased in the Chemical Segment.

Reflecting the decline in total current assets, total current liabilities as of March 31, 2010 declined by ¥411.7 billion to ¥2,380.8 billion from ¥2,792.5 billion as of March 31, 2009. While trade payables posted an increase, the decline in total current liabilities is primarily attributable to a decline in derivative liabilities and other current liabilities corresponding to the decline in derivative assets and other current assets, as well as a reduction in short-term debt at Mitsui & Co., Ltd. and its financial subsidiaries.

As a result, working capital, or current assets less current liabilities, as of March 31, 2010 totaled ¥1,880.3 billion, an increase of ¥253.7 billion from ¥1,626.6 billion as of March 31, 2009.

The sum of “total investments and non-current receivables,” “net property and equipment,” “intangible asset, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of March 31, 2010 totaled ¥4,107.9 billion, an increase of ¥162.8 billion from ¥3,945.1 billion as of March 31, 2009, mainly due to the following factors:

Total of investments and non-current receivables as of March 31, 2010 was ¥2,997.8 billion, an increase of ¥131.4 billion from ¥2,866.4 billion as of March 31, 2009. Within this category, investments in and advances to associated companies as of March 31, 2010 were ¥1,403.1 billion, an increase of ¥127.6 billion from ¥1,275.5 billion as of March 31, 2009.

•

Major expenditures of cash for the year ended March 31, 2010 included a subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion and a loan for ¥27.9 billion to an FPSO (Floating Production, Storage and Offloading system) leasing business for Brazilian deepwater oil exploration.

•	Major inflows of cash for the same period included the redemption of preferred shares in IPM (UK) Power Holdings Limited for ¥9.0 billion.

•

Factors which do not involve cash flows include an increase of ¥70.0 billion resulting from a foreign exchange translation adjustment of foreign investments due to the depreciation of the Japanese yen vis-à-vis the Australian dollar and Brazilian real as well as net increases in equity earnings of ¥17.9 billion (net of ¥113.6 billion in dividends received from associated companies).

Other investments as of March 31, 2010 were ¥965.9 billion, an increase of ¥8.7 billion from ¥957.2 billion as of March 31, 2009, mainly due to the following:

•	An increase in investments such as ¥14.3 billion of shares in TPV Technology Limited.

•	A ¥53.7 billion decline in investment in Sakhalin Energy Investment Company Ltd. due to capital redemption (in addition, a ¥12.3 billion decline due to a foreign exchange translation loss).

•

A ¥88.4 billion net increase in unrealized holding gains on available-for-sale securities, such as those of POSCO, reflecting a recovery in global stock markets, and recognition of impairment losses on shares in Seven & i Holdings Co., Ltd due to an other-than-temporary decline in the share price resulting from a backdrop of reduced consumer spending in the Japanese domestic market. (*1)

•

A decline of ¥48.5 billion due to write-downs of securities, including a ¥20.0 billion loss on preferred shares in Japan Airlines Corporation and a ¥15.1 billion loss on shares in Seven & i Holdings Co., Ltd.(*1).

Net property and equipment as of March 31, 2010 totaled ¥978.6 billion, an increase of ¥32.3 billion from ¥946.3 billion as of March 31, 2009. Major components were as follows:

•	A ¥58.7 billion increase for iron ore mining expansion projects in Australia (including a foreign exchange translation gain of ¥28.7 billion);

•	A ¥24.9 billion increase for coal mining expansion projects in Australia (including a foreign exchange translation gain of ¥29.2 billion); and

•

A ¥41.0 billion decline for energy-related projects (including a foreign exchange translation loss of ¥9.5 billion) due primarily to a divestiture of all assets in oil and gas projects in the Gulf of Mexico. In addition, increases in accumulated depreciation offset expenditures for investments in the Enfield and Vincent oil fields in Australia, the Tui oil field in New Zealand, and oil and gas projects in Oman, while Mitsui Oil Exploration Co., Ltd. off the coast of Thailand recorded an increase in net property and equipment.

Long-term debt less current maturities as of March 31, 2010 was ¥2,909.8 billion, an increase of ¥68.5 billion from ¥2,841.3 billion as of March 31, 2009. This increase is attributable to an increase in long-term borrowings at Mitsui.

Total Mitsui & Co., Ltd. shareholders’ equity as of March 31, 2010 was ¥2,230.1 billion, an increase of ¥348.4 billion from ¥1,881.7 billion as of March 31, 2009. Major components of the increase were an increase of ¥136.9 billion in retained earnings, a net increase of ¥111.9 billion in foreign currency translation adjustments due to the appreciation of the Australian dollar and Brazilian real and the depreciation of the U.S. dollar against the Japanese yen, and a net increase of ¥79.6 billion in unrealized holding gains on available-for-sale securities.

As a result, the equity-to asset ratio (*2) as of March 31, 2010 was 26.6%, up 4.1 percentage point from 22.5% as of March 31, 2009. Net interest-bearing debt, or interest-bearing debt less cash and cash equivalents and time deposits as of March 31, 2010 was ¥2,055.7 billion, a decline of ¥459.4 billion from ¥2,515.1 billion as of March 31, 2009. The net debt-to-equity ratio (*3) as of March 31, 2010 was 0.92 times, 0.42 point lower compared to 1.34 times as of March 31, 2009.

(*1)	We had an unrealized holding loss of ¥15.0 billion on listed shares in Seven & i Holdings Co., Ltd. as of March 31, 2009. In the six-month period ended September 30, 2009, we recorded an impairment loss of ¥15.1 billion on the shares as we determined the decline in the share price was other-than-temporary. Following the recognition of impairment loss, the share price increased, and we had an unrealized holding gain of ¥1.7 billion related to Seven & i Holdings Co., Ltd. as of March 31, 2010. As a result, a net increase of ¥16.7 billion was included in the ¥84.3 billion net increase in unrealized holding gains on available-for-sale securities, while the net increase in investments in Seven & i Holdings Co., Ltd. was ¥1.6 billion.

(*2) Equity-to-Asset Ratio

Taking into consideration comparability with other trading companies in Japan, in this flash report we define the equity-to-asset ratio as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets.

(*3) Net Debt-to-Equity Ratio

We refer to the Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest-bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt consists primarily of long term debt less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2009	End of Mar. 2010
Short-term debt	¥454.1	¥241.4
Long-term debt	¥3,214.5	¥3,230.3

Interest bearing debt	¥3,668.6	¥3,471.7
Less cash and cash equivalents and time deposits	¥(1,153.5)	¥(1,416.0)

Net interest bearing debt	¥2,515.1	¥2,055.7

Total Mitsui & Co., Ltd. Shareholders’ equity	¥1,881.7	¥2,230.1

Net DER (times)	1.34	0.92

(2) Cash Flows during the year Ended March 31, 2010

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2010 was ¥632.4 billion, an increase of ¥49.7 billion from ¥582.7 billion for the corresponding previous year. Major components of net cash provided by operating activities were our operating income of ¥144.5 billion; dividend income of ¥149.3 billion, including dividends received from associated companies; and an improvement in working capital, or changes in operating assets and liabilities, of ¥285.7 billion due to a contraction in commodity derivative trading as well as declines in commodity prices and sales volumes for the period.

Compared with the corresponding previous year, operating income declined by ¥238.0 billion while cash provided by the improvement in working capital increased by ¥218.4 billion.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2010 was ¥180.1 billion, a decrease of ¥110.8 billion from ¥290.9 billion for the corresponding previous year. The net cash used in investing activities consisted of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥44.8 billion, which included a subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion and a loan of ¥27.9 billion to an FPSO (*1) leasing business for Brazilian deepwater oil exploration. The major cash inflows were a divestiture of investment in United Petroleum Development Co., Ltd. as well as a redemption of preferred shares in IPM (UK) Power Holdings Limited for ¥9.0 billion.

•

Net inflows of cash that corresponded to other investments (net of sales and redemption of other investments) were ¥64.3 billion. Expenditures included investment in TPV Technology Limited for ¥14.3 billion. Proceeds from sales of investments consisted of redemptions of shares in Sakhalin Energy Investment Company Ltd. for ¥53.7 billion and of a convertible bond from Cedyna Financial Corporation for ¥11.6 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) were ¥188.4 billion. Major expenditures for equipment included:

-	The Enfield and Vincent oil fields in Australia, the Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects in the Gulf of Mexico, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥68.7 billion;

-	Iron ore mining projects in Australia for ¥39.4 billion;

-	Coal mining projects in Australia for ¥8.8 billion; and

-	Leased rolling stock for ¥29.9 billion.

Major inflows included a divestiture of the entire assets in oil and gas projects in the Gulf of Mexico for ¥23.5 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the year ended March 31, 2010 was a net inflow of ¥452.3 billion.

(*1)	A Floating Production, Storage and Offloading (FPSO) is a floating ship-shaped vessel used for the processing and storage of oil and gas.

Cash Flows from Financing Activities

For the year ended March 31, 2010, net cash used in financing activities was ¥214.4 billion, an increase of ¥204.6 billion from ¥9.8 billion for the corresponding previous year. The net cash inflow from the borrowing of long-term debt, mainly at Mitsui & Co., Ltd., was ¥58.1 billion, the net cash outflow for the repayments of the borrowing of short-term debt was ¥212.4 billion. The cash outflow for the payments to noncontrolling interests was ¥47.3 billion including the purchase of shares in Mitsui Oil Exploration Co., Ltd. from noncontrolling interests.

In addition to the changes discussed above, there was an increase of ¥15.8 billion due to foreign exchange translation; as a result, cash and cash equivalents as of March 31, 2010 totaled ¥1,401.4 billion, a ¥253.6 billion increase from ¥1,147.8 billion as of March 31, 2009.

II. Overview of our Operations and Principal Activities

We, Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries, are a general trading company engaged in a range of global business activities including worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities as a general trading company include the sale, distribution, purchase, marketing, supply of and dealing in a wide variety of products and services, as a principal or an agent, including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), energy saving and environmental solutions business. We also provide a wide range in the area of services of finance, transportation, communication, technology, and support for retail.

The following are the major subsidiaries and associated companies by operating segment. The numbers in the parentheses indicate the number of subsidiaries and associated companies included in the respective operating segment.

Iron & Steel Products Segment

Subsidiaries (9)

Mitsui & Co. Steel Ltd., Mitsui Bussan Kozai Hanbai Co., Ltd., MBK Steel Products West Co., Ltd., Seikei Steel Tube Corp., Regency Steel Asia Pte. Ltd., Bangkok Coil Center Co., Ltd.

Associated companies (16)

Nippon Steel Trading Co., Ltd., Shanghai Bao-Mit Steel Distribution Co., Ltd.

Mineral & Metal Resources Segment

Subsidiaries (8)

Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., Japan Collahuasi Resources B.V., Mitsui Raw Materials Development Pty. Ltd., Mitsui Bussan Metals Co., Ltd.

Associated companies (11)

Valepar S.A., Coral Bay Nickel Corporation, SUMIC Nickel Netherlands B.V., Nippon Amazon Aluminum Co., Ltd., Inner Mongolia Erdos Electric Power & Metallurgical Co., Ltd.

Machinery & Infrastructure Projects Segment

Subsidiaries (61)

MBK Project Holdings Ltd., Mitsui & Co. Plant Systems, Ltd., Mitsui Power Ventures Limited, Mit Power Canada LP Inc., Mitsui Rail Capital Holdings, Inc., Mitsui Rail Capital Europe B.V., Mitsui Rail Capital Participacoes Ltda., Mitsui Gas e Energia do Brasil Ltda., Cactus Energy Investment B.V., Mit Investment Manzanillo B.V., Drillship Investment B.V., Atlatec Holdings, S.A. de C.V., Toyota Chile S.A., TF USA Inc., Mitsui Automotive Europe B.V., Mitsui Automotive CIS Investment B.V., PT. Bussan Auto Finance, Bussan Automotive Singapore Pte. Ltd., Mitsiam Motors Co., Ltd., Komatsu-Mitsui Maquinarias Peru S.A., Lepta Shipping Co., Ltd., Clio Marine Inc., Orient Marine Co., Ltd., Mitsui Bussan Aerospace Co., Ltd.

Associated companies (54)

Toyo Engineering Corporation, IPM Eagle LLP, IPM (UK) Power Holdings Ltd, PT. Paiton Energy, Compania de Generacion Valladolid S. de R.L. de C.V., AES Jordan HoldCo, Ltd, RLC Power Holding Company Limited, Toyota Canada Inc., Penske Automotive Group, Inc., PT. Yamaha Indonesia Motor Manufacturing, Komatsu Australia Pty. Ltd.

Chemical Segment

Subsidiaries (19)

Japan-Arabia Methanol Co., Ltd., Shark Bay Salt Pty. Ltd., Daiichi Tanker Co., Ltd., PT. Kaltim Pasifik Amoniak, Mitsui Agri Science International S.A. N.V., Mitsui Bussan Agro Business Co., Ltd, Mitsui Bussan Chemical Co., Ltd., Mitsui Bussan Plastics Trade Co., Ltd., Daito Chemical Industries, Ltd., Mitsui Bussan Frontier Co., Ltd.

Associated companies (17)

Energy Segment

Subsidiaries (30)

Mitsui E&P Australia Pty Limited, Mitsui E&P Middle East B.V., Mitsui Oil Exploration Co., Ltd., MitEnergy Upstream LLC, Mitsui E&P USA LLC, Mitsui Gas Development Qatar B.V., Mitsui Sakhalin Holdings B.V., Mitsui Coal Holdings Pty., Ltd., Mitsui & Co. Uranium Australia Pty. Ltd., Mitsui Oil (Asia) Hong Kong Ltd., Mitsui Oil Co., Ltd., Mitsui Marubeni Liquefied Gas Co., Ltd.

Associated companies (7)

Japan Australia LNG (MIMI) Pty. Ltd., BHP Mitsui Coal Pty., Ltd.

Foods & Retail Segment

Subsidiaries (20)

Mitsui Norin Co., Ltd., PRI Foods Co., Ltd., San-ei Sucrochemical Co., Ltd., Mitsui Foods Co., Ltd., Toho Bussan Kaisha, Ltd., Vendor Service Co., Ltd., Bussan Logistics Solutions Co., Ltd., Wilsey Foods, Inc., Mitsui Alimentos Ltda., MCM Foods Holdings Limited

Associated companies (16)

Mikuni Coca-Cola Bottling Co., Ltd., Mitsui Sugar Co., Ltd., The Kumphawapi Sugar Co., Ltd., Multigrain AG

Consumer Service & IT Segment

Subsidiaries (24)

Mitsui Bussan Inter-fashion Ltd., Bussan Real Estate Co., Ltd., ShopNet Co., Ltd., Mitsui Knowledge Industry Co., Ltd., J-SCube Inc., Mitsui Electronics Inc., MBK Distribuidora de Produtos Eletronicos Ltda.

Associated companies (23)

AIM Services Co., Ltd., Sumisho & Mitsuibussan Kenzai Co., Ltd., QVC Japan Inc., Nihon Unisys Ltd., Moshi Moshi Hotline, Inc., T-GAIA Corporation

Logistics & Financial Markets Segment

Subsidiaries (28)

Mitsui & Co. Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Precious Metals (Hong Kong) Limited, Mitsui Bussan Commodities Ltd., Mitsui & Co., Principal Investments Ltd., MVC Corporation, Tri-Net Logistics Co., Ltd., Mitsuibussan Insurance Co., Ltd., Tri-Net (Japan) Inc., Tri-Net Logistics (Asia) Pte. Ltd., Tokyo International Air Cargo Terminal Ltd.

Associated companies (4)

JA Mitsui Leasing, Ltd., Mitsui Direct General Insurance Company, Limited

Americas Segment

Trading subsidiaries (9)

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A.

Subsidiaries (31)

Steel Technologies Inc., Champions Pipe & Supply, Inc., MIT Wind Power, Inc., Mitsui Automotriz S.A., Road Machinery, LLC, Ellison Technologies Inc., Intercontinental Terminals Company LLC, Novus International, Inc., CornerStone Research & Development Inc., SunWize Technologies, Inc., Fertilizantes Mitsui S.A. Industria e Comercio, Westport Petroleum Inc., United Grain Corp., Mitsui Foods, Inc., MBK Real Estate, LLC, AFC HoldCo, LLC.

Associated companies (9)

MED3000 Group, Inc.

Europe, the Middle East and Africa Segment

Trading subsidiaries (12)

Mitsui & Co. Europe Holdings Plc, Mitsui & Co. Europe Plc, Mitsui & Co. Deutschland GmbH, Mitsui & Co. Benelux S.A./N.V., Mitsui & Co. France S.A.S., Mitsui & Co. Italia S.p.A., Mitsui & Co., Middle East Ltd.

Subsidiaries (7)

Plalloy MTD B.V., MBK Real Estate Europe Limited

Associated companies (5)

Asia Pacific Segment

Trading subsidiaries (19)

Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co. (China) Ltd., Mitsui & Co. (Shanghai) Ltd., Mitsui & Co. (Taiwan) Ltd., Mitsui & Co. Korea Ltd., Mitsui & Co. (Thailand) Ltd., Mitsiam International Ltd., Mitsui & Co.(Australia) Ltd.

Subsidiaries (4)

Mitsui Water Holdings (Thailand) Ltd.

Associated companies (7)

All Other

Subsidiaries (11)

Mitsui Bussan Trade Services Ltd., Mitsui Bussan Financial Management Ltd., Mitsui & Co. Financial Services Ltd., Mitsui & Co. Financial Services (Asia) Ltd., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (U.S.A.) Inc.

Associated companies (0)

Notes

TF USA Inc. merged with Mitsui Automotive North America Inc. in March 2010. TF USA Inc. was a subsidiary of Mitsui Automotive North America Inc. before the merger.

Mitsui Bussan Chemical Co., Ltd. changed its name from Mitsui Bussan Solvent & Coating Co., Ltd. in April 2009 upon its merger with Bussan Chemicals Co., Ltd.

Mitsui & Co. Energy Risk Management Ltd. changed its name to Mitsui & Co. Commodity Risk Management Ltd. in April 2010.

Tri-Net Logistics Co., Ltd. merged with Mitsui Bussan Logistics Holdings Ltd. in March 2010. Tri-Net Logistics Co., Ltd. was a subsidiary of Mitsui Bussan Logistics Holdings Ltd. before the merger.

III. Management Policies

1. Management strategy and progress report

1) Review on Medium-term Management Outlook

(1) Medium-term Management Outlook

In May 2006 we, Mitsui and its subsidiaries, established our Medium-term Management Outlook based on a company-wide consideration of business models that we should seek to develop over the next three to five years, namely the period of 2009 to 2011. The key elements of the approach outlined in this plan are:

•	Building a business portfolio that meets the needs of our stakeholders, including shareholders, customers and society

•	Leveraging business engineering capabilities across Mitsui and its subsidiaries and optimizing resource allocation

•

Prioritizing the development of human resources. In this respect we intend to build on our existing values of “challenge and innovation” and “freedom and open-mindedness” with additional emphasis on fairness, humbleness and compliance. We intend to form and foster a diverse pool of capable personnel

(1) Corporate vision towards the period of 2009 to 2011—quantitative summary

Looking ahead three to five years from year of 2006, risks in the operating environment include political, economic and environmental factors. Notwithstanding these risks, we believe that the currently favorable operating environment—with simultaneous growth in different regions of the world, and strong upstream markets for mineral resources, energy and materials—is likely to continue. Based on this assumption, we envisage achieving the parameters over the period of 2009 to 2011 as illustrated in the chart herein below.

(2) Four key strategies of the Medium-term Management Outlook

(a)	Development of Strategic Business Portfolio

i)	Business strategy for achieving corporate vision towards the period of 2009 to 2011

We have developed key policies based on dividing up our business into four areas, as outlined below.

Mineral Resources & Energy

(1)    Complete the development of large-scale projects such as Sakhalin II and the Enfield Oil Field. Expand existing projects such as the LNG project in Western Australia and iron ore and coal production in Australia

(2)    Ensure the liquidity of our equity production interests and carry out recycling

(3)    Invest selectively in emerging regions and new business domains

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Actively invest in our operating base with the objective of strengthening our various logistics and IT capabilities and focus allocation of human resources on growth fields

(2)    Strengthen partnerships with quality customers and evolve our SCM capabilities

(3)    Strengthen initiatives in growth region Asia and the automotive, IT and energy business fields

Consumer Services

(1)    Pursue initiatives in media and information, healthcare and medical, and senior living industries

(2)    Develop new consumer-oriented businesses and strengthen related marketing and logistics business

Infrastructure	(1) Develop business portfolio positioning power generation, water supply, energy and transportation as strategic industrial fields (2) Pursue synergies with other business areas

ii)	Developing business portfolio for achieving corporate vision; Focused allocation of management resources (financial and human)

Under the coordination of the Portfolio Management Committee that we established in April 2006, we will continue to refine our investment evaluation criteria, and seek to recycle existing investments, by reviewing their viability and taking into account the need to generate cash flow for new investments. Furthermore, accompanying a review of our business portfolio, we will allocate and shift human resources from a group-wide perspective in a more dynamic fashion.

(b)	Evolution of business models leveraging business engineering capabilities

We will focus on consumer-oriented services in Japan that show high potential for growth. We will pursue business development in new fields, such as the development of environment businesses such as emission rights trading, recycling, and new energy businesses such as biomass ethanol. We will seek to leverage across the whole operating segments our strengths in logistics, finance and IT, and actively promote joint operations among business units.

(c)	Implementation of global strategies

We will strengthen our strategy for the Asian market. We will also develop a broad, cross-border product strategy based on the regional headquarters we have created for the Americas, Europe and Asia. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

(d)	Reinforcing the management framework to support growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach. We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act (“SOX-404”).

We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

(2) Progress on key initiatives

(a) Development of a Strategic Business Portfolio

Based on the periodic portfolio monitoring process, the basic foundation for managing business portfolio which the Portfolio Management Committee developed and enhanced, we promoted strategic asset divestiture, and continued to seek for generating sustainable positive free cash flow.

i) Progress of investment plans and key policies in each business area

For the period of the Medium-term Management Outlook (the year ended March 31, 2007 through 2010), we executed investments and loans of ¥2,360 billion. Included in the total investments and loans were investments in Mineral Resources and Energy amounting to ¥1,050 billion mainly for expansion of existing projects. The remainder included investments of ¥600 billion in Global Marketing Networks, ¥385 billion in Consumer Services and ¥325 billion in Infrastructure. At the same time, we made a total of ¥1,250 billion in asset divestitures during the period.

Progress in each of the four business areas during the period of Medium-term Management Outlook is as follows:

•

In the Mineral Resources & Energy business area, we continuously focused on large-scale projects already under development as well as expansion of existing projects with an assumption that demand for commodities is expected to grow in the mid- and long-term especially in the emerging countries. The Sakhalin II project commenced year-round oil production in December 2008 and liquefied natural gas (LNG) production in March 2009. Commercial production at the Enfield oil field in Western Australia and at the adjacent Vincent oil field started in July 2006 and August 2008 respectively, while commercial production at the Tui oil field in New Zealand started in July 2007. Start-up of the North West Shelf Venture’s Train 5 onshore LNG facility in Western Australia in September 2008 also contributed in increasing our equity tonnage of oil and natural gas.

We made additional investments of ¥78.4 billion in Valepar S.A., a controlling company of Vale S.A. (“Vale”), a major mining company, related to the public offering of shares in Vale, which had plans to expand capacity of existing projects as well as intended to make strategic asset acquisitions in iron ore and non ferrous metals. We also continued to make investments in iron ore and coal related expansion projects in Australia.

We steadily executed investments in emerging regions as well as new business areas. We acquired shares with voting rights of 25% in the Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining, chemical and ferrous alloy production, for ¥16.4 billion through third party allotment in April 2007. We also acquired shares in Sims Metal Management, Inc., the world largest general recycling enterprise, in a phased approach, resulting in Mitsui’s ownership interest of 17.8% in Sims Metal Management, Inc. with Mitsui becoming the largest shareholder. We also decided to participate in the development and production of the Marcellus Shale gas project in the state of Pennsylvania in the U.S.A in February 2010. This is a large scale project aiming to produce and market unconventional natural gas. We expect to drill a few thousand wells during a span of over ten years. The consideration for the acquisition is US$1.4 billion, and the total development cost for Mitsui is expected to be between US$3 billion and US$4 billion.

We also executed some large scale divestments. In April 2007, Mitsui sold its entire stake in Sesa Goa Ltd. (India) for ¥116.7 billion, after deliberate consideration on our worldwide iron ore business portfolio. Regarding the Sakhalin II project, we transferred 50% of our stake to OAO Gazprom (Russia) for ¥226.4 billion in April 2008. We also received a redemption of ¥53.7 billion from Sakhalin II, which had obtained proceeds from a project finance and from the business operation. In addition, we divested the Gulf of Mexico oil and gas assets which were acquired in May 2006, in December 2009, to reinvest the sale proceeds to other high growth potential opportunities.

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In the Global Marketing Networks business area, incorporating businesses such as iron & steel products, automotives and chemicals, we took further steps to strengthen and reorganize our existing business portfolio and made strategic moves to businesses and regions of potential growth. In June 2007, we acquired Steel Technologies for ¥45.0 billion as a platform for U.S. steel products business, and integrated our existing U.S. steel products subsidiaries into it. In March 2010, we made capital contributions of the entire shares in Steel Technologies Inc. into a newly established holding company, NuMit LLC, and sold 50% of the interest in NuMit LLC to Nucor, the world largest electric furnace steel manufacturer. Together with Mitsui’s global marketing network and Nucor’s manufacturing and technological strength, NuMit will expand its business domain to other steel related projects throughout the world. As a result of the acquisition of Onslow Salt Pty Ltd. in June 2006, our annual salt production capacity increased to 3.8 million tons and this increased capacity allowed Mitsui to stably supply salt for chlor-alkali industry in Japan and other Asian countries.

In order to optimize managerial efficiency and sales and marketing capabilities in domestic business, we established Mitsui & Co. Steel Ltd., by consolidating 4 existing subsidiaries for steel products. In the plastic and the petrochemical fields, we also implemented the same initiatives, consolidating five existing subsidiaries into two new subsidiaries; Mitsui Bussan Chemicals Co., Ltd. and Mitsui Bussan Plastics Trade Co., Ltd.

The Automotive Strategy Department, newly established in July 2008, started to take on various business initiatives from procurement of parts to retail finance in the value chain of the automotive area. We also established the Agri-Food Business Strategic Planning Department in August 2008 with an aim to support farm management and agricultural production as well as to upgrade logistics of agricultural products. In the marine energy project area, we decided to subscribe for shares of MODEC Inc. through a third party allotment, and entered into a business alliance agreement with MODEC Inc. to jointly promote business relating to floating production systems for oil and gas fields. In March 2010, we took part in the chartering of an floating production, storage and offloading system to Petroleo Brasileiro S.A.(“Petrobras”).

As an effort to expand businesses in growing Asia, we acquired a 30% interest in a motorcycle manufacturing subsidiary of Yamaha and a 64% interest in a retail finance company for the sales of Yamaha motorcycles, both in India, aiming to bring into India the successful business experiences we have with Yamaha in Indonesia.

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In the Consumer Services business area, we continued to build our operations in promising new business domains. In the media and information area as one of our focused areas, we took an 85% interest in ShopNet Co., Ltd., a provider of 24-hour television shopping in Taiwan, in March 2009. In the medical and healthcare area, we acquired a 47% interest in MED 3000 Group Inc. (United States), a management service provider for physicians and medical institutions, and entered into the clinical trial support service business through an investment in a Singaporean provider of clinical trial support services.

In the foods and retail field, we made investments to secure a stable supply of overseas food upstream sources, while we have been taking measures to improve the performance and competitiveness of domestic subsidiaries including MITSUI FOODS CO., LTD. In order to respond increasing global demand for food and to contribute to ensuring food safety and security, we invested ¥25.0 billion in a Brazilian agricultural business, Multigrain A.G., and also made investments in a canola crushing, purifying and sales company in Canada as well as a dairy farming company in New Zealand.

In the electronics marketing field, we made a joint cash offer for shares in TPV Technology Limited, the world largest EMS manufacturer of liquid crystal displays, together with China Electronics Corporation, one of the largest IT groups in China. In April 2010, the completed joint cash offer resulted in increasing Mitsui’s interest in TPV Technology Limited to 15.1%. The investment by Mitsui is expected to broaden Mitsui’s geographic reach in the growing LCD TV market, and with Mitsui’s support TPV Technology Limited will seek to gain further access to the increasing outsourcing orders from TV brand holders.

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In the Infrastructure business area, our efforts were directed at selectively investing in superior project opportunities. In the overseas power generation business, we further strengthened our strategic alliance with International Power plc, and consolidated power generation assets in the U.K., resulting in an increase of our generating capacity by approximately 260 megawatt on an equity basis for ¥22.2 billion. In addition, we, together with Tokyo Gas Co., Ltd., entered into an agreement with Gas Natural SDG, S.A. to acquire five gas-fired combined cycle power stations in Mexico for approximately ¥120 billion through a holding company (Mitsui 70%, Tokyo Gas 30%). After the acquisition, our generating capacity is expected to be approximately 6 gigawatts on an equity basis.

In the water treatment business, Mitsui acquired Earth Tech Mexican Holdings, S.A. de C.V. (After the acquisition, it was renamed Atlatec, S.A. de C.V.), a water/wastewater treatment engineering and construction company in Mexico together with Toyo Engineering Corporation, an associated company, in July 2008, as a core water treatment business platform. In the energy-related business, we invested ¥27.5 billion for an acquisition of Brazilian gas distribution businesses under our alliance with Petrobras. We also agreed to start deepwater drilling services in Brazil with an ultra-deepwater drillship through an operating vehicle established by Mitsui and Petrobras. In the transportation project business, we continued to make investments to expand our rolling stock and rail car leasing businesses in the EU, the U.S. and Brazil.

ii) Continuous review of our business portfolio based on our business strategy

Mitsui’s management examines each business unit’s development of their portfolio strategy including asset recycling, referring to key performance indicators on subsidiaries and associated companies every year; and other investments as well according to Mitsui’s guideline for investment in and withdrawal from business operations. The Portfolio Management Committee has developed and maintained the relevant data and guidelines. At the same time, major emphasis was also put on the company-wide re-allocation of human resources, and all the business domains in each business division were classified into three categories, “Focus”, “Streamlining” and “Downsizing and Review”. We reallocated 100 junior or mid-level staff within Mitsui into “Focus” areas, strategic business domains, across the business segments and implemented it on April 1, 2008. Since then, we have been monitoring the progress of the re-allocation and following up as necessary. We have continued to implement measures such as staff re-allocation and staff exchange programs across the company towards the mobilization of human resources.

(b) Evolution of our new business models leveraging business engineering capabilities

Leveraging business engineering capabilities, we established the Automotive Strategy Department, the Agri-Food Business Strategic Planning Department and the Medical Healthcare Business Division as cross-functional organizations for certain strategic product and service areas. The Automotive Strategy Department launched a car sharing service business in the Tokyo Metropolitan District in January 2009.

In the recycling business, we acquired ordinary shares in Sims Metal Management, Ltd., the world largest general recycling enterprise, in a phased approach finally becoming the largest shareholder with a 17.8% interest. Through the investment we contribute to industrial solutions to environmental problems.

In the biomass and energy-related field, we engage in the distribution and trading of biodiesel and bioethanol in Europe as well as investment in manufacturing operations in the United States.

(c) Implementation of global strategy

We refined the Regional Business Unit system in April 2007 by expanding Europe to include the Middle East and Africa, while expanding Asia to include Oceania. We aim to further promote global businesses by developing the business activities having strong footholds in each country and economy utilizing the three regional business units as a core and by interacting with each other among the regions. To promote this globalization, a key factor is to foster and to deploy local staff in the countries and regions where we are developing businesses. As the first step, we adopted systems in each regional headquarters to foster talented employees and sent local staff to gain experience by working at the headquarters in Tokyo. Furthermore, we started an initiative aiming to implement concrete measures to develop and deploy quality personnel from a wider pool of talent on a global scale and to shift the headquarters-hired staff to the developing overseas regions so that we can accelerate the diversity of our human resources.

(d) Deepening management system to enable sustainable growth

We have been putting efforts continuously in further improving our internal control mechanism using the framework of the U.S. Sarbanes-Oxley Act Section 404. It is indeed regretful that we identified in July 2008 that a business division of Kyushu Branch had been involved in a circular transactions of certain agriculture related materials in the local market. In addition, in April 2009, we identified that a large part of overseas trading transactions bound for Indonesia and other South East Asian countries conducted by a business division of the Performance Chemical Business Unit were disguised as purchase and sales transactions while in fact they did not involve any physical distribution of the merchandise. We are continuously implementing concrete strategies and specific measures, such as more thorough on-site management and enhanced control of business-processes, for preventing the recurrence of similar transactions in the future.

In January 2009, we created Information Strategy Committee to plan company-wide information strategy and to establish promoting structures and systems of the information strategy.

(3) Progress toward quantitative targets

(a) Operating results

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥149.7 billion. See “I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2010” for detailed information by operating segment. In the Medium-term Management Outlook, we envisaged the net income ranging ¥300 to ¥400 billion for the years ended March 31, 2009 to 2011. Our performance was robust thanks mainly to increases in sales volume and in commodity prices in the Mineral Resources and Energy business area, and as a result we once achieved our quantitative target in the year ended March 31, 2008. However, entering the last half of the year ended March 31, 2009 the economic environment changed dramatically, and the rapid demand destruction and unprecedented destocking throughout almost every value chain resulted in a rapid decrease in gross profit and equity earnings of associated companies of almost all the segments. In addition, as a result of credit contraction and deceleration of the world economy, we were forced to recognize impairment losses on unlisted securities, goodwill and long lived assets as well as on listed securities due to sharp declines in the equity markets. Consequently, our net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 fell to ¥177.6 billion, half the amount we envisaged in the Medium term Management Outlook.

Although entering the year ended March 31, 2010 the world economy appeared to be recovering led by massive governmental stimulus packages and economic growth of developing countries, especially Asian countries including China, net income attributable to Mitsui & Co., Ltd. remained at the low level of ¥149.7 billion.

(b) Financial condition and cash flow

As a result of an increase in current assets due to increases in sales volume and prices and an increase in fixed assets due to vigorous investment activities especially in Mineral Resources and Energy and Global Marketing Networks areas, total assets as of March 31, 2008 was ¥9.5 trillion, which is close to the total assets level we envisaged in the Medium-term Management Outlook ranging from ¥10 trillion to ¥11 trillion. Afterward, the total assets shrunk to ¥8.4 trillion, resulting from the deceleration of global economy and credit contraction.

Free cash flow for the year ended March 31, 2008 was net inflow of ¥311.0 billion due to several large-scale divestments. The financial crisis led us to implement proactive initiatives in achieving a positive free cash flow. Included in such initiatives are reducing our working capital, accelerating divestitures of non-core assets and intensifying financial discipline and execution in investments. As a result, free cash flows for the years ended March 31, 2009 and 2010 were net inflows of ¥291.8 billion and ¥452.3 billion, respectively.

Accumulation of retained earnings and positive free cash flows resulted in lowering net DER from 1.69 times as of March 31, 2006 to 0.92 times. See “I. Highlights of Consolidated Financial Results for the Year Ended March 31, 2010” for detailed information.

2) Medium-term Management Plan to March 31, 2012 “Challenge and Innovation 2012”—Stronger Mitsui & Co., Ltd., more distinctive and respected Mitsui & Co., Ltd.

Today we have announced our new Medium-term Management Plan covering a period until March 31, 2012 as we aim to realize the vision outlined in our Long-Term Management Vision “Dynamic Evolution as a 21st Century Global Business Enabler” announced in March 2009. Based on this new Medium-term Management Plan, we will make efforts to further strengthen our revenue base and to demonstrate our business engineering capabilities to transform Mitsui & Co., Ltd. into “a stronger company” and “a more distinctive and respected company.”

(1) Business Plan for the period ending March 31, 2012—quantitative summary

Despite high unemployment rate and low capital utilization rate in developed countries and increasing sovereign credit risk due to an increase in public debts, the global economy appears to be recovering, led by strong economic growth of emerging countries especially China. Anticipating such recovery in advance commodity prices have staged a sharp rebound and further upward price pressures from a further strengthening of demand is expected to continue as global growth accelerates. Increases in sales volumes and prices of non-commodity areas are also expected to be seen reflecting gradual but steady expansion of demand for non-commodities.

Based on such assumption, we formulated earnings forecast for the year ending March 31, 2011 to be ¥320 billion. Thanks to an increase in equity production of mineral resources and energy businesses as well as further recovery of non-commodity businesses, we expect that the earnings forecast for the year ending March 31, 2012 will be ¥370 billion. Furthermore, realizing the below-described key strategies soundly we envisage achieving net income attributable to Mitsui & Co., Ltd. to be ¥500 billion over the next three to five years, namely the period from 2013 to 2015.

(2) Four key strategies of the Medium-term Management Plan

(a)	Buildup of revenue base and demonstration of business engineering capabilities

i)	Continuous efforts for increase in equity production and maintenance and expansion of reserves in Mineral Resources and Energy areas

We will seek to complete the development of large-scale projects, such as the shale gas project in the U.S., and expand existing projects such as iron ore and coal projects in Australia, while acquiring new high quality assets. We also seek to maximize value of our assets by enhancing our global marketing expertise.

ii)	Reinforcement of our revenue base of non-resource businesses

We will seek to expand our trading activities and investments in emerging economies, particularly in Asia. In doing so, we intend to leverage our global marketing network to accelerate investments with a special focus on the upstream portion of each value chain. We also aim to continue responding to the growing needs to upgrade infrastructure related to power generation, water supply and transportation and also secure stable sources for related raw materials. We also intend to demonstrate our business engineering capabilities to develop new business models in areas such as motor vehicles, medical healthcare and agriculture products.

iii)	Strategy for environment and energy

We will make efforts to further strengthen the gas value chain ranging from the resources themselves to power generation and distribution facilities. We will also continue with our efforts on renewable energy such as wind and solar power. In addition, we will seek to develop new business aiming to provide industrial solutions to environmental protection such as infrastructure business for low-carbon emission society, recycling business and emission trading.

iv)	Reinforcement of our foothold in domestic businesses

We will focus on further strengthening domestic customer base which we can leverage to further accelerate globalization of our businesses. In doing so, we will take a proactive approach in consolidating businesses and industries.

We have developed key policies based on dividing up our business into the following new four areas (*), as outlined below.

Mineral Resources & Energy

(1)    Maintain and improve the revenue base by acquiring high quality assets and carrying out recycling of our existing assets

(2)    Complete the development of existing large-scale projects and enhance their competitiveness

(3)    Strengthen global marketing to address the increase in demand from emerging economies

(4)    Employ industrial solutions to environmental issues and develop new businesses with sights set on the future

Global Marketing Networks (particularly steel products, machinery and chemical products)

(1)    Build business platforms in the developing countries with a focus on Asia

(2)    Create new businesses by strengthening relationships with key customers and partners

(3)    Accelerate investments by leveraging our global marketing network and focus on the upstream part of the value chain

Lifestyle Business

(1)    Shift the business portfolio overseas (especially to Asia) and strengthen marketing capability

(2)    Reinforce initiatives in the area of food resources and materials

(3)    Further strengthen initiatives in the focus business areas (electronics distribution, TV shopping, environmental IT, medical and healthcare and outsourcing business)

Infrastructure

(1)    Expand the power generation business as an IPP player and take on a challenge to develop concentrated renewable energy

(2)    Demonstrate our business engineering capabilities in the marine energy business and gas distribution business in the energy value chain

(3)    Expand water business with existing water business platforms

(4)    Take initiative to develop urban transportation projects and infrastructure for a low-carbon-emission society

*:	From this Medium-term Management Plan, the Consumer Services area will change its name to the Lifestyle Business area, and the Marine & Aerospace Business Unit and the Transportation Logistics Business Unit, both of which were previously included in Global Marketing Networks area, will be transferred to the Infrastructure area.

(b) Acceleration of globalization and strategic redeployment of resources

i)	We will combine our global business strategy of each business unit in the headquarters for each product with a regional vision of the regional business unit which best serves the needs of customers and society with a special focus on BRICs, Mexico and Indonesia. We shall also solidify our global marketing capability which serves not only within a region but also between regions in order to capture the growing demand of the Asian countries including China. We will formulate an all round strategic alliance across the industries with strong partners in the world.

ii)	To promote the global strategy, we intend to shift our personnel to and hire more employees in offices in Asian countries.

iii)	We carry forward a plan to foster and promote diversified personnel at offices of overseas trading companies and affiliated companies. Furthermore, we will open up more opportunities for staff hired overseas to work and participate in various training sessions at the headquarters so that we can embrace more diversified cultures and exchange a broad range of ideas, and we will move forward with company-wide globalization initiatives.

(c) Further evolution of portfolio strategy

i)	We will continue to allocate various resources to focus areas clarifying positioning of each business domain and setting clear policy for it through the system including the Portfolio Management Committee established in the Medium-term Management Outlook period. We will also continue strategic divestiture and recycling of assets.

ii)	Together with global deployment of personnel, we will enhance mobilization of functions and focus on fostering managerial talent with a broad view by making continuous efforts on strategic human resources allocation and promoting exchange program of personnel across the units.

(d) Reinforcement of management structure to achieve sustainable growth

i)	To prevent the recurrence of the inappropriate transactions which took place in the Medium-term Management Outlook period, we have decided to implement more thorough on-site management, enhanced control of business processes and promotion of mobilization of personnel. As one of these measures and at the same time with an objective of thoroughly streamlining our operational processes, we will commence a company-wide initiative to improve business process. We also continue to work towards more efficient and effective monitoring and control of market and credit risks.

ii)	Upgrading our information technology capabilities is also essential. We will enhance them by promoting continuous improvements in structures and systems of the information strategy as well as the consciousness of employees toward them. We will take initiative to control investments in information systems from a viewpoint of total optimization of the company, which previously were made for optimization of each stand-alone business unit or affiliate.

iii)	We will continue to develop fine-tuned CSR initiatives based on our core business to meet the needs of customers and society while always bearing in mind “Yoi-Shigoto (good quality work).”

(3) Investment plan of the Medium-term Management Plan

During the Medium-term Management Plan, we plan a total sum of ¥1,200 billion as expenditure for investments and loans. Within this amount, ¥700 billion will be executed in the year ending March 31, 2011, including expenditures of ¥200 billion of which decisions were made in the year ended March 31, 2010 but execution of which was deferred to the year ending March 31, 2011. We expect to make investments and loans in the Mineral Resources & Energy area for ¥240 billion mainly for projects under development such as the shale gas project in the U.S. or for expansion; in the Global Marketing Networks area for ¥160 billion; in the Lifestyle Business area for ¥60 billion; and in the Infrastructure area for ¥240 billion. We also plan asset recycling of a total sum of approximately ¥300 billion for the two-year period ending March 31, 2012, out of which ¥160 billion is expected to be executed in the year ending March 31, 2011.

As a result, cash flow from investing activities for the year ending March 31, 2011 is expected to be a cash outflow of ¥540 billion. While cash flow from operating activities is expected to be cash inflow, free cash flow will be negative.

3) Annual business plan for the year ending March 31, 2011

(1) Forecast net income for the year ending March 31, 2011

We forecast our net income for the year ending March 31, 2011 to be ¥320 billion. Major components of our forecasted consolidated income statements for the year ending March 31, 2011 are set forth below.

[Assumption]	Mar-11 Outlook	Mar-10 Actual
Exchange rate (JPY/USD) Crude oil (JCC)	90.00 $76/bbl	92.61 $62/bbl		(Billions of yen)
	Mar-11 Outlook	Mar-10 Actual	Increase	Description of Increase/Decrease
Total trading transactions	11,500.0	9,358.4	2,141.6

Gross profit	850.0	702.0	148.0	Increase in prices of iron ore and oil & gas

SG & A expenses	-560.0	-546.2	-13.8
Provision for doubtful receivables	-10.0	-11.3	1.3

Operating income	280.0	144.5	135.5

(Other expenses)
Interest expenses	-25.0	-10.4	-14.6	Increase in interest rates due to recovery of economy
Dividend income	45.0	37.7	7.3	Increase in oil and gas prices
Gain on sales of securities, PPE and other gains—net	-10.0	-45.8	35.8	Rebound effects from impairment losses recorded in the year ended March 31, 2010

Income before income taxes and equity in earnings	290.0	126.0	164.0

Income taxes	-160.0	-89.2	-70.8

Income before equity in earnings	130.0	36.8	93.2
Equity in earnings of associated companies	210.0	131.5	78.5	Rebound effects from impairment losses recorded in the year ended March 31, 2010 and increase in prices in the mineral resources and energy businesses
Discontinued operations	0.0	-0.8	0.8

Net income before attribution of noncontrolling interests	340.0	167.5	172.5
Net income attributable to noncontrolling interests	-20.0	-17.8	-2.2

Net income attributable to Mitsui & Co., Ltd.	320.0	149.7	170.3

Assumed foreign exchange rates for the year ending March 31, 2011 are ¥90/US$, ¥85/AU$ and ¥50/BRL, while average foreign exchange rates for the year ended March 31, 2010 were ¥92.61/US$, ¥79.28/AU$ and ¥49.74/BRL.

Reflecting an increase in the prices of mineral resources and energy and a gradual increase in sales volumes in non-resource businesses, gross profit is expected to be ¥850.0 billion. We anticipate a rebound effect from impairment losses on gains in sales of securities, property and equipment and other gains-net loss. Equity in earnings of associated companies is expected to increase, taking into consideration rebound effects from impairment losses on securities in associated companies and an increase in earnings due to an increase in prices of mineral resources and energy.

As a result, net income for the year ending March 31, 2010 is expected to be ¥320.0 billion.

Forecast on annual operating results by operating segment compared to the operating results for the year ended March 31, 2010 is described as below:

	Billions of yen
	Year ending March 31, 2011	Year ended March 31, 2010	Change
Iron & Steel Products	6.0	3.2	2.8
Mineral & Metal Resources	140.0	62.9	77.1
Machinery & Infrastructure Projects	25.0	19.3	5.7
Chemical	12.0	11.9	0.1
Energy	100.0	83.8	16.2
Foods & Retail	16.0	(0.8)	16.8
Consumer Service & IT	8.0	(9.8)	17.8
Logistics & Financial Markets	0.0	(0.8)	0.8
Americas	10.0	(9.6)	19.6
Europe, the Middle East and Africa	1.0	(3.8)	4.8
Asia Pacific	38.0	25.7	12.3
All Other/Adjustments and Eliminations	(36.0)	(32.3)	(3.7)
Consolidated total	320.0	149.7	170.3

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The projected net income attributable to Mitsui & Co., Ltd. of the Mineral & Metal Resources Segment for the year ending March 31, 2011 is ¥140.0 billion, an increase of ¥77.1 billion from the year ended March 31, 2010. The main reason for the increase is due to an increase in commodity prices including iron ore prices against a backdrop of growing demand for steel products in China. Until now, annual contract price systems were used as a standard pricing regime in the iron ore transactions. However, a structural change in iron ore pricing has been seen recently from annual contract pricing to quarterly pricing due to an increase in transaction volume under spot price contracts, and therefore, we are more exposed to price fluctuation factors. We have, therefore, assumed a certain level of iron ore price throughout the year in our outlook but would like to refrain from disclosing our assumption.

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The projected net income attributable to Mitsui & Co., Ltd. of the Energy Segment for the year ending March 31, 2011 is ¥100.0 billion, an increase of ¥16.1 billion from the year ended March 31, 2010. We assume the oil price (JCC) applicable to our financial results for the year ending March 31, 2011 to be US$76/barrel, which is US$14/barrel higher than the price applied for the year ended March 31, 2010. Despite the negative impact of the appreciation of Australian dollar against the U.S. dollar in the energy producing businesses in Australia, the positive impact of the increased oil price as well as dividend income from the Sakhalin II project, which we expect to start recognizing from this fiscal year, is expected to contribute to the increase in earnings. Regarding the coal production business, we assumed an increase in coal prices in line with the conclusion of the price negotiations where prices for representative premium hard coking coal increased by approximately 60% from US$128/MT for the year ended March 31, 2010 for the three month period ending June 30, 2010 and prices for representative thermal coal increased by approximately 40% from US$71/MT for the year ended March 31, 2010. We expect our annual equity coal sales volume for the year ending March 31, 2011 to be approximately 9.2 million tons, a slightly higher volume than that of the prior year.

As at May 7, 2010, we are unable to determine the impact, if any, that the fire incident of a drilling well in the Gulf of Mexico will have on our future operating results. We, therefore, have not incorporated any impact related to this incident in our outlook.

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The projected net incomes attributable to Mitsui & Co., Ltd. of the Iron & Steel Products and Chemical segments for the year ending March 31, 2011 are ¥6.0 billion and ¥12.0 billion with increases of ¥2.8 billion and ¥0.1 billion from the year ended March 31, 2011, respectively. The increases are attributable to increases in sales volume and prices due to an increase in demands reflecting gradual recovery of the world economy. The projected net income attributable to Mitsui & Co., Ltd. of the Machinery & Infrastructure Projects Segment is ¥25.0 billion, an increase of ¥5.7 billion from the year ended March 31, 2010. Rebound effects from various impairment losses are expected to partly offset with reversal effects from mark-to-mark evaluation gains on long-term power derivative contracts that were entered into as an economic hedge.

•

The projected net income attributable to Mitsui & Co., Ltd. of the Consumer Services & IT Segment for the year ending March 31, 2011 is ¥8.0 billion, an increase of ¥17.8 billion from the year ended March 31, 2010, reflecting a gradual recovery of consumer products as well as a rebound gain from impairment losses on listed shares in associated companies recorded in the year ended March 31, 2010. The projected net income attributable to Mitsui & Co., Ltd. of the Logistics & Financial Markets Segment is ¥0.0 billion, an increase of ¥0.8 billion from the year ended March 31, 2010. This segment is expected to contribute to the earnings of the other operating segments by providing logistic and financial services to them. The projected net income attributable to Mitsui & Co., Ltd. of the Foods & Retail Segment for the year ending March 31, 2011 is ¥16.0 billion, an increase of ¥16.8 billion from the year ended March 31, 2010, reflecting rebound effects from impairment losses on securities and increased contribution of overseas food upstream assets.

•

The projected net incomes attributable to Mitsui & Co., Ltd. of the Americas Segment and the Europe, the Middle East and Africa Segment for the year ending March 31, 2011 are ¥10.0 billion and ¥1.0 billion, respectively, increases of ¥19.6 billion and ¥4.8 billion respectively from the year ended March 31, 2010. The increases are attributable to rebound effects from impairment losses on goodwill and long lived assets and improved performances of overall businesses as the U.S. and global economy continues to recover. The projected net income attributable to Mitsui & Co., Ltd. of the Asia Pacific Segment is ¥38.0 billion, an increase of ¥12.3 billion from the year ended March 31, 2010, due to increases in this segment’s portion of net incomes of subsidiaries of the Mineral & Metal Resources and Energy segments, reflecting an increase in commodity prices.

(2) Key commodity prices and other parameters for the year ending March 31, 2011

The table set forth below shows the assumption on the key commodity prices and other parameters for the projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2011. Impacts of the price movements for each commodity on annual net income attributable to Mitsui & Co., Ltd. are included in the table.

(*1)	Oil price trend is reflected in net income with a 0-6 month time lag. Currently:

- 6 month time lag: about 15%

- 3 month time lag: about 72%

- no time lag         : about 13%

(*2)	Representative contract price of Australian fine ore for Japan
(*3)	As iron ore price negotiation has not been settled, we refrain from disclosing the iron ore prices used for this forecast.
(*4)	Jan-Dec LME cash average price
(*5)	Impact of currency fluctuation on net income of overseas subsidiaries and associated companies (denominated in functional currency) against JPY. Impact of currency fluctuation between their functional currencies against contract currencies, mainly US$, is not included.

(*) Impact of Foreign Currency Exchange Fluctuation on Operating Results

Total sums of net incomes attributable to Mitsui & Co., Ltd. for the years ended March 31, 2010 and 2009 reported by overseas subsidiaries and associated companies were ¥174.3 billion and ¥254.0 billion, respectively. These companies principally use the U.S. dollar, the Australian dollar and the Brazilian real as functional currencies in their reporting.

a)	We conducted a simplified estimation for the impact of foreign currency exchange fluctuations on net income attributable to Mitsui & Co., Ltd. for the year ending March 2011. We aggregated a total forecast net income attributable to Mitsui & Co., Ltd. in the business plans of these companies covering the year ending March 2011 according to their functional currencies. Firstly, we aggregated Australian dollar and Brazilian real denominated forecast net income attributable to Mitsui & Co., Ltd. of those companies using two currencies as functional currencies, and secondly we aggregate the rest of net income attributable to Mitsui & Co., Ltd. at overseas subsidiaries and associated companies as a US dollar-equivalent amount. We conduct a sensitivity analysis on foreign currency fluctuation towards 3 categories of aggregated net income attributable to Mitsui & Co., Ltd.

For example, yen appreciation of ¥1 against US$1 would have the net effect of reducing net income attributable to Mitsui & Co., Ltd. by approximately ¥0.9 billion. Specifically, for the net income attributable to Mitsui & Co., Ltd. of those companies using Australian dollar and Brazilian real as functional currencies, appreciation of ¥1 against Australian AU$1 and Brazilian R$1 would have the net effect of reducing net income attributable to Mitsui & Co., Ltd. by approximately ¥2.1 billion and ¥0.7 billion, respectively.

b)	The sum of net income attributable to Mitsui & Co., Ltd. from those companies using Australian dollar and Brazilian real as functional currencies is becoming significant, reflecting increasing income in mineral resources and energy producing operations. Net income attributable to Mitsui & Co., Ltd. of those mineral resources and energy producing companies are impacted on the currency fluctuation between U.S. dollar as a contractual currency of sales contracts and the two currencies as functional currency, affecting their Australian dollar or Brazilian real denominated revenues. We should pay attention to this in addition to the impact which is discussed in the above a).

2. Shareholder return policy

In order to maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders with the target dividend payout ratio of 20% of consolidated net income.

When formulating the Medium-term Management Plan and vision for the next three to five years, we reviewed our shareholder return policy. In light of the current business circumstances, we forecast an improvement in earnings reflecting higher prices in commodity prices against a backdrop of high growth of the emerging economies and gradual but steady recovery of the world economy. To resolve the tight global supply of mineral resources and energy we believe that there will continue to be many opportunities to invest in expansion projects of the existing assets and will continue seeking new investment opportunities that may provide us a foundation for our future. At the same time, with a high level of uncertainty still surrounding financial markets as well as the global economy, we believe that it would also be for the benefit of shareholders in the medium- to long-term if we strive to maintain a strong balance sheet. At the same time, we recognize our shareholders are expecting a stable but high level of shareholder compensation. Accordingly, we would like to maintain the target dividend payout ratio of 20% of consolidated net income as a minimum. While we aim to steadily increase dividends from their current levels through improving the performance of the company, we will consider if we should compensate the shareholders in a flexible way provided that we secure the sufficient retained earnings for the future business development.

We will continue to review the shareholder return policy taking into consideration the business environment, future trends of investing activities, free cash flow level, interest-bearing debt level and return on equity.

For the year ended March 31, 2010, we plan to pay an annual dividend of ¥18 per share including interim dividend of ¥7 per share, or ¥7 per share lower than the previous year, according to the target dividend pay out ratio of 20%.

For the year ending March 31, 2011, we intend to make a proposal based on the dividend policy outlined above upon reviewing the operating results. Based on the current earnings forecast of ¥320 billion for the year ending March 31, 2011, our annual dividend per share is calculated to be ¥36 per share, ¥18 per share higher than the previous year.

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Millions of Yen)
	March 31, 2009	March 31, 2010
Assets

Current Assets:
Cash and cash equivalents	¥1,147,809	¥1,401,399
Time deposits	5,645	14,563
Marketable securities	18,097	4,361
Trade receivables:
Notes and loans, less unearned interest	298,677	293,034
Accounts	1,412,022	1,382,259
Associated companies	169,115	162,166
Allowance for doubtful receivables	(18,165)	(18,423)
Inventories	592,530	504,847
Advance payments to suppliers	98,772	96,482
Deferred tax assets—current	29,969	39,809
Derivative assets	329,897	114,463
Other current assets	334,769	266,130

Total current assets	4,419,137	4,261,090

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,275,490	1,403,056
Other investments	957,219	965,947
Non-current receivables, less unearned interest	486,412	453,299
Allowance for doubtful receivables	(51,883)	(48,472)
Property leased to others—at cost, less accumulated depreciation	199,204	224,000

Total investments and non-current receivables	2,866,442	2,997,830

Property and Equipment—at Cost:
Land, land improvements and timberlands	165,249	158,528
Buildings, including leasehold improvements	344,392	381,029
Equipment and fixtures	867,323	979,957
Mineral rights	154,246	132,510
Vessels	35,754	29,709
Projects in progress	153,923	170,218

Total	1,720,887	1,851,951
Accumulated depreciation	(774,597)	(873,391)

Net property and equipment	946,290	978,560

Intangible Assets, less Accumulated Amortization	96,505	84,741
Deferred Tax Assets—Non-current	21,011	13,376
Other Assets	14,858	33,387

Total	¥8,364,243	¥8,368,984

	(Millions of Yen)
	March 31, 2009	March 31, 2010
Liabilities and Shareholders’ Equity

Current Liabilities:
Short-term debt	¥454,059	¥241,380
Current maturities of long-term debt	373,197	320,480
Trade payables:
Notes and acceptances	51,048	36,831
Accounts	1,292,520	1,307,980
Associated companies	39,243	63,760
Accrued expenses:
Income taxes	46,576	37,604
Interest	20,504	19,177
Other	89,704	71,582
Advances from customers	132,116	110,712
Derivative liabilities	180,533	83,972
Other current liabilities	112,990	87,289

Total current liabilities	2,792,490	2,380,767

Long-term Debt, less Current Maturities	2,841,301	2,909,794

Accrued Pension Costs and Liability for Severance Indemnities	33,814	33,927

Deferred Tax Liabilities—Non-current	256,085	305,096

Other Long-Term Liabilities	329,107	309,594

Equity:
Common stock	339,627	341,482
Capital surplus	434,188	428,848
Retained earnings:
Appropriated for legal reserve	48,806	53,844
Unappropriated	1,486,201	1,618,101
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	44,263	123,891
Foreign currency translation adjustments	(384,618)	(272,665)
Defined benefit pension plans	(68,683)	(49,132)
Net unrealized gains and losses on derivatives	(12,459)	(7,920)

Total accumulated other comprehensive loss	(421,497)	(205,826)

Treasury stock, at cost	(5,662)	(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	1,881,663	2,230,128

Noncontrolling interests	229,783	199,678

Total equity	2,111,446	2,429,806

Total	¥8,364,243	¥8,368,984

Notes:	1. The Consolidated Balance Sheets above are not audited by the auditors.

2. The Consolidated Balance Sheet as of March 31, 2009 above has been adjusted due to the adoption of ASC 810-10-65.

(2) Statements of Consolidated Income

	(Millions of Yen)
	Year ended March 31, 2009	Year ended March 31, 2010
Revenues:
Sales of products	¥4,852,388	¥3,590,490
Sales of services	477,869	374,701
Other sales	174,532	131,254

Total revenues	5,504,789	4,096,445
[ Total Trading Transactions: Year ended March 31, 2009, ¥13,125,144 million Year ended March 31, 2010, ¥9,358,379 million ]

Cost of Revenues:
Cost of products sold	(4,270,929)	(3,195,948)
Cost of services sold	(163,182)	(135,600)
Cost of other sales	(71,414)	(62,936)

Total cost of revenues	(4,505,525)	(3,394,484)

Gross Profit	999,264	701,961

Other Expenses (Income):
Selling, general and administrative	598,764	546,221
Provision for doubtful receivables	18,013	11,227
Interest expense, net of interest income	34,734	10,431
Dividend income	(71,946)	(37,715)
Gain on sales of securities—net	(33,228)	(20,949)
Loss on write-down of securities	117,264	48,488
Gain on disposal or sales of property and equipment—net	(3,586)	(5)
Impairment loss of long-lived assets	37,693	8,715
Impairment loss of goodwill	18,568	9,907
Other expense (income)—net	40,810	(399)

Total other expenses	757,086	575,921

Income from Continuing Operations before Income Taxes and Equity in Earnings	242,178	126,040

Income Taxes:
Current	135,224	105,568
Deferred	18,943	(16,351)

Total	154,167	89,217

Income from Continuing Operations before Equity in Earnings	88,011	36,823
Equity in Earnings of Associated Companies—Net	120,658	131,473

Income from Continuing Operations before attribution of Noncontrolling Interests	208,669	168,296
Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)	4,030	(794)

Net Income before attribution of Noncontrolling Interests	212,699	167,502
Net Income attributable to Noncontrolling Interests	(35,092)	(17,783)

Net Income attributable to Mitsui & Co., Ltd.	¥177,607	¥149,719

Notes:	1. The Statements of Consolidated Income above are not audited by the auditors.

2. In accordance with ASC810-10-65, Net Income changes to Net Income attributable to Mitsui & Co., Ltd.

3. “Net Income attributable to Noncontrolling Interests” shows the amounts deducted to calculate “Net Income attributable to Mitsui & Co., Ltd.”

4. Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies—Net.” Amounts for year ended March 31, 2009 have been reclassified to conform to the current year presentation.

5. In accordance with ASC205-20, the figures for the year ended March 31, 2009 relating to discontinued operations have been reclassified.

(3) Statements of Consolidated Shareholders’ Equity

	(Millions of Yen)
	Year ended March 31, 2009	Year ended March 31, 2010
Common Stock:
Balance at beginning of year	¥337,544	¥339,627
Common stock issued upon conversion of bonds	2,083	1,855

Balance at end of year	¥339,627	¥341,482

Capital Surplus:
Balance at beginning of year	¥432,245	¥434,188
Conversion of bonds	2,076	1,850
Losses on sales of treasury stock	(133)	—
Equity transactions with noncontrolling interest shareholders	—	(7,190)

Balance at end of year	¥434,188	¥428,848

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of year	¥47,463	¥48,806
Transfer from unappropriated retained earnings	1,343	5,038

Balance at end of year	¥48,806	¥53,844

Unappropriated:
Balance at beginning of year	¥1,397,313	¥1,486,201
Net income attributable to Mitsui & Co., Ltd.	177,607	149,719
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(87,318)	(12,779)
Dividends paid per share:
Year ended March 31, 2009, ¥48.0
Year ended March 31, 2010, ¥7.0
Transfer to retained earnings appropriated for legal reserve	(1,343)	(5,038)
Losses on sales of treasury stock	(58)	(2)

Balance at end of year	¥1,486,201	¥1,618,101

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect):
Balance at beginning of year	¥(25,775)	¥(421,497)
Unrealized holding (losses) gains on available-for-sale securities	(96,183)	66,202
Foreign currency translation adjustments	(249,422)	113,623
Defined benefit pension plans	(36,523)	19,587
Net unrealized (losses) gains on derivatives	(13,594)	4,540
Equity transactions with noncontrolling interest shareholders	—	11,719

Balance at end of year	¥(421,497)	¥(205,826)

Treasury Stock, at Cost:
Balance at beginning of year	¥(5,130)	¥(5,662)
Purchases of treasury stock	(1,518)	(667)
Sales of treasury stock	986	8

Balance at end of year	¥(5,662)	¥(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	¥1,881,663	¥2,230,128

	Year ended March 31, 2009	Year ended March 31, 2010
Noncontrolling Interests:
Balance at beginning of year	¥243,976	¥229,783
Dividends paid to noncontrolling interest shareholders	(15,750)	(10,799)
Net income attributable to noncontrolling interests	35,092	17,783
Unrealized holding (losses) gains on available-for-sale securities (after income tax effect)	(23,344)	655
Foreign currency translation adjustments (after income tax effect)	(7,709)	1,444
Defined benefit pension plans (after income tax effect)	(426)	182
Net unrealized (losses) gains on derivatives (after income tax effect)	(353)	139
Equity transactions with noncontrolling interest shareholders and other	(1,703)	(39,509)

Balance at end of year	¥229,783	¥199,678

Total Equity:
Balance at beginning of year	¥2,427,636	¥2,111,446
Conversion of bonds	4,159	3,705
Losses on sales of treasury stock	(191)	(2)
Net income before attribution of noncontrolling interests	212,699	167,502
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(87,318)	(12,779)
Dividends paid to noncontrolling interest shareholders	(15,750)	(10,799)
Unrealized holding (losses) gains on available-for-sale securities (after income tax effect)	(119,527)	66,857
Foreign currency translation adjustments (after income tax effect)	(257,131)	115,067
Defined benefit pension plans (after income tax effect)	(36,949)	19,769
Net unrealized (losses) gains on derivatives (after income tax effect)	(13,947)	4,679
Sales and purchases of treasury stock	(532)	(659)
Equity transactions with noncontrolling interest shareholders and other	(1,703)	(34,980)

Balance at end of year	¥2,111,446	¥2,429,806

Comprehensive (Loss) Income:
Net income before attribution of noncotrolling interests	¥212,699	¥167,502

Other comprehensive (loss) income (after income tax effect):
Unrealized holding (losses) gains on available-for-sale securities	(119,527)	66,857
Foreign currency translation adjustments	(257,131)	115,067
Defined benefit pension plans	(36,949)	19,769
Net unrealized (losses) gains on derivatives	(13,947)	4,679

Comprehensive (loss) income before attribution of noncontrolling interests	(214,855)	373,874
Comprehensive income attributable to noncontrolling interests	(3,260)	(20,203)

Comprehensive (loss) income attributable to Mitsui & Co., Ltd.	¥(218,115)	¥353,671

Notes:	1. The Statements of Consolidated Shareholders’ Equity above are not audited by the auditors.

2. The Statements of Consolidated Shareholders’ Equity above have been adjusted due to the adoption of ASC 810-10-65.

3. “Comprehensive income attributable to noncontrolling interests” shows the amounts deducted to calculate “Comprehensive (loss) income attributable to Mitsui & Co., Ltd.”.

(4) Statements of Consolidated Cash Flows

	(Millions of Yen)
	Year ended March 31, 2009	Year ended March 31, 2010
Operating Activities:
Net Income before attribution of Noncontrolling Interests	¥212,699	¥167,502
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(4,030)	794
Depreciation and amortization	139,564	136,951
Pension and severance costs, less payments	2,814	15,645
Provision for doubtful receivables	18,013	11,227
Gain on sales of securities—net	(33,228)	(20,949)
Loss on write-down of securities	117,264	48,488
Gain on disposal or sales of property and equipment—net	(3,586)	(5)
Impairment loss of long-lived assets	37,693	8,715
Impairment loss of goodwill	18,568	9,907
Deferred income taxes	18,943	(16,351)
Equity in earnings of associated companies, less dividends received	(24,064)	(19,933)
Changes in operating assets and liabilities:
Decrease in trade receivables	838,622	87,156
Decrease in inventories	63,309	79,035
Decrease in trade payables	(569,861)	(25,616)
Other—net	(264,798)	145,135
Net cash provided by operating activities of discontinued operations	14,744	4,659

Net cash provided by operating activities	582,666	632,360

Investing Activities:
Net decrease (increase) in time deposits	3,344	(12,891)
Net increase in investments in and advances to associated companies	(131,646)	(44,849)
Net decrease in other investments	47,210	64,262
Net decrease in long-term loan receivables	9,268	1,744
Net increase in property leased to others and property and equipment	(219,068)	(188,359)

Net cash used in investing activities	(290,892)	(180,093)

Financing Activities:
Net increase (decrease) in short-term debt	41,020	(212,413)
Net increase in long-term debt	51,649	58,108
Transactions with noncontrolling interest shareholders	(14,401)	(47,330)
Purchases of treasury stock—net	(724)	(31)
Payments of cash dividends	(87,318)	(12,779)

Net cash used in financing activities	(9,774)	(214,445)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(33,455)	15,768

Net increase in Cash and Cash Equivalents	248,545	253,590
Cash and Cash Equivalents at Beginning of Period	899,264	1,147,809

Cash and Cash Equivalents at End of Period	¥1,147,809	¥1,401,399

Notes:	1. The Statements of Consolidated Cash Flows above are not audited by the auditors.

2. The Statements of Consolidated Cash Flows above have been adjusted due to the adoption of ASC 810-10-65.

3. Tax effects on investments in associated companies are classified as “Deferred income taxes” for the year ended March 31, 2010, which were formerly included in “Equity in earnings of associated companies, less dividends received.” The figures for the year ended March 31, 2009 have been reclassified to conform to the current period presentation.

4. In accordance with ASC205-20, the figures for the year ended March 31, 2009 relating to discontinued operations have been reclassified.

(5) Assumption of going concern: N/A

(6) Basis of Consolidated Financial Statements and Its Changes

1.	Scope of Subsidiaries and Associated Companies

(1)	Subsidiaries

a)	Overseas 204

Mitsui & Co. (U.S.A.), Inc., Mitsui Iron Ore Development Pty. Ltd.

Mitsui Coal Holdings Pty. Ltd., Mitsui E&P Australia Pty Limited

Mitsui E&P Middle East B.V., Mitsui Sakhalin Holdings B.V., Mitsui LNG Nederland B.V. and others

b)	Japan 88

Mitsui Oil Exploration Co., Ltd., Mitsui & Co. Financial Services Ltd.

Mitsui Marubeni Liquefied Gas Co., Ltd., Mitsui Foods Co., Ltd., and others

(2)	Associated Companies

a)	Overseas 119

Japan Australia LNG(MIMI)Pty. Ltd., Valepar S.A., P.T. Paiton Energy, and others

b)	Japan 50

JA Mitsui Leasing Ltd., QVC Japan, Inc., Nihon Unisys, Ltd., and others

A total of 293 subsidiaries and associated companies are excluded from the above. These include the companies which are sub-consolidated or accounted for under the equity method by other subsidiaries, other than trading subsidiaries.

2.	Summary of Changes in Significant Accounting Policies

(1)	FASB Accounting Standards Codification

Effective July 1, 2009, the companies adopted ASC105, “Generally Accepted Accounting Principles,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.”

ASC 105 defines the FASB Accounting Standards Codification (“The Codification”) as the single source of authoritative accounting principles. Rules and interpretive releases issued by the U.S. Securities and Exchange Commission (the “SEC”) are also sources of authoritative accounting principles for SEC registrants. The Codification reorganizes existing U.S. accounting standards by topic, and supersedes all existing U.S. accounting standards.

The adoption of this topic had no impact on the companies’ financial position and results of operations.

(2)	Noncontrolling interests in consolidated financial statements

Effective April 1, 2009, the companies adopted ASC 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51,” which was formerly SFAS No. 160.

ASC 810-10-65 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

As a result of the adoption of this section, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the Consolidated Balance Sheets, are included as a separate component of total equity. In addition, the items on the Statements of Consolidated Income, the Statements of Consolidated Shareholders’ Equity and the Statements of Consolidated Cash Flows have been adjusted accordingly. The companies have also retrospectively applied the presentation and disclosure provisions of this section, and have made reclassifications and format changes on the Consolidated Financial Statements for the year ended March 31, 2009.

(3)	The change in the presentation of Total Trading Transactions

During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the companies serve as an agent from gross amounts, which included transaction volume exchanged between principals and commissions earned as an agent; to net amounts, which include only commissions. Accordingly, the Consolidated Financial Statements for the year ended March 31, 2009 have been reclassified to conform to the current year’s presentation.

Significant accounting policies other than described above have not been changed from the Security Report filed with the Financial Services Agency of Japan on June 23, 2009.

Note: The Basis of consolidated financial statements and its changes above are not audited by the auditors.

(7) Notes to Consolidated Financial Statements

(1) Operating Segment Information

Year ended March 31, 2009 (from April 1, 2008 to March 31, 2009) (As restated)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	1,522,270	912,577	1,332,535	2,097,449	2,048,579	1,988,325	663,969	215,222
Gross Profit	52,204	119,199	106,279	79,976	272,001	82,402	73,665	62,123
Operating Income (Loss)	17,387	104,526	15,973	24,185	214,083	18,986	(12,816)	23,781
Equity in Earnings of Associated Companies—Net	(2,555)	72,320	21,432	3,227	45,801	(5,889)	3,568	(16,633)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(4,766)	90,045	21,810	(10,209)	153,322	1,548	(31,365)	(14,511)

Total Assets at March 31, 2009	523,034	782,074	1,400,813	546,046	1,476,420	616,569	556,367	576,509

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,383,403	527,599	461,717	13,153,645	2,898	(31,399)	13,125,144
Gross Profit	115,976	22,155	26,586	1,012,566	2,879	(16,181)	999,264
Operating Income (Loss)	39,015	(1,947)	(1,493)	441,680	(2,989)	(56,204)	382,487
Equity in Earnings of Associated Companies—Net	(3,208)	611	1,709	120,383	83	192	120,658
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(7,123)	(11,469)	29,947	217,229	7,125	(46,747)	177,607

Total Assets at March 31, 2009	572,972	148,490	239,230	7,438,524	2,886,834	(1,961,115)	8,364,243

Year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

	(Millions of Yen)
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	978,442	546,519	1,084,409	1,562,488	1,194,705	1,783,900	403,555	129,863
Gross Profit	34,016	72,469	90,639	65,673	155,028	83,561	52,026	31,342
Operating Income (Loss)	1,173	56,810	10,740	14,885	98,458	20,394	(8,762)	1,493
Equity in Earnings of Associated Companies—Net	4,514	35,301	38,291	2,683	35,297	7,830	(6,197)	5,091
Net Income (Loss) attributable to Mitsui & Co., Ltd.	3,226	62,949	19,258	11,887	83,848	(849)	(9,762)	(839)

Total Assets at March 31, 2010	460,562	912,777	1,323,237	605,727	1,458,763	609,146	528,174	384,516

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	904,144	376,195	404,603	9,368,823	2,684	(13,128)	9,358,379
Gross Profit	73,082	16,655	27,862	702,353	506	(898)	701,961
Operating Income (Loss)	5,398	(3,978)	2,927	199,538	(4,515)	(50,510)	144,513
Equity in Earnings of Associated Companies—Net	3,409	1,177	3,783	131,179	0	294	131,473
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(9,572)	(3,771)	25,719	182,094	1,481	(33,856)	149,719

Total Assets at March 31, 2010	507,065	132,109	305,980	7,228,056	2,725,444	(1,584,516)	8,368,984

Notes:	1.	Operating segment information above is not audited by the auditors.

	2.	In accordance with ASC205-20, the figures for the year ended March 31, 2009 relating to discontinued operations have been reclassified. The reclassification to “Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”

	3.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2009 and 2010 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

	4.	Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

	5.	Transfers between operating segments are made at cost plus a markup.

	6.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.

	7.	During the year ended March 31, 2010, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, the operating segment information for the year ended March 31, 2009 has been restated to conform to the current year presentation.

	8.	During the year ended March 31, 2010, the companies changed the presentation of Indent Sales, which are included in “total trading transactions” above, from gross amount, total of trading transaction amount and commission, to net amount, meaning commission only. In accordance to this change, amounts of the “total trading transactions” for the year ended March 31, 2009 have been reclassified to conform to the current year presentation.

	9.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” (After Income Tax Effect) are included in “Income Taxes” for the year ended March 31, 2010. At the same time, “Equity in Earnings of Associated Companies” (After Income Tax Effect) are changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the year ended March 31, 2009 have been reclassified to conform to the current year presentation.

(2) NET INCOME ATTRIBUTABLE TO MITSUI & CO., LTD. PER SHARE

The following is a reconciliation of basic net income attributable to Mitsui & Co., Ltd. per share to diluted net income attributable to Mitsui & Co., Ltd. per share for the years ended March 31, 2009 and 2010:

Year ended March 31, 2009 (from April 1, 2008 to March 31, 2009)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income attributable to Mitsui & Co., Ltd.	177,607	1,820,018	97.59

Effect of Dilutive Securities:
Japanese yen convertible bonds	28	5,193

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income attributable to Mitsui & Co., Ltd. after effect of dilutive securities	177,635	1,825,211	97.32

Year ended March 31, 2010 (from April 1, 2009 to March 31, 2010)

	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income attributable to Mitsui & Co., Ltd.	149,719	1,823,240	82.12

Effect of Dilutive Securities:
Adjustments of effect of dilutive securities of associated companies	(19)	—

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Net income attributable to Mitsui & Co., Ltd. after effect of dilutive securities	149,700	1,823,240	82.11

(3) Subsequent Events

On April 20, 2010, a third party semi-submersible drilling rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a fire incident, which sank the drilling rig and resulted in leakage of hydrocarbons from the well. MOEX Offshore 2007 LLC, a 100% subsidiary of MOEX USA corporation, has a 10% working interest in the Mississippi Canyon 252 block as a non-operator. MOEX USA Corporation is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. in which Mitsui & Co., Ltd. (“Mitsui”) has a 69.91% equity interest. Mitsui is unable, at this time, to determine the cause of the incident, and the impact, if any, that the incident will have on Mitsui’s future consolidated financial position, consolidated operating results or consolidated cash flows.

*	The notes above are not audited by the auditors.